The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to General Instruction II.L. of Form F-10

File No. 333-197653

SUBJECT TO COMPLETION, DATED APRIL 21, 2016

PRELIMINARY PROSPECTUS SUPPLEMENT

To Short Form Base Shelf Prospectus Dated November 26, 2014

New Issue	April 21, 2016

SEABRIDGE GOLD INC.

CDN$

Common Shares

Seabridge Gold Inc. (“Seabridge” or the “Company”) is hereby qualifying for distribution         common shares (the “Offering”) of the Company (the “Common Shares”) at a price of CDN$         per Common Share (the “Offering Price”). The terms of the Offering were determined by negotiation between the Company and Canaccord Genuity Corp. (“Canaccord”),         and         (collectively, the “Underwriters”) pursuant to an underwriting agreement (the “Underwriting Agreement”) dated         , 2016 among the Company and the Underwriters. See “Plan of Distribution”.

The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “SEA” and the New York Stock Exchange (the “NYSE”) under the symbol “SA”. On April        , 2016, the closing price of the Common Shares on the TSX and the NYSE was CDN$         and US$         per Common Share, respectively. The Company has applied to list the Common Shares offered hereby on the TSX and the NYSE. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and the NYSE.

Investing in the Common Shares involves significant risks. You should carefully read the “Risk Factors” in this prospectus supplement and the “Risk Factors” section beginning on page 36 of the accompanying short form base shelf prospectus (the “accompanying prospectus”) and in the documents incorporated by reference herein for a discussion of certain risks that you should consider in connection with an investment in the Common Shares.

Price: CDN$ per Common Share

	Public Offering Price	Underwriting Commission(1)	Net Proceeds to the Company(2)
Per Common Share	CDN$	CDN$	CDN$
Total(3)	CDN$	CDN$	CDN$

Notes:

(1)	Pursuant to the Underwriting Agreement, the Company has agreed to pay the Underwriters a cash fee (the “Underwriters’ Fee”) equal to % of the aggregate gross proceeds of the Offering. See “Plan of Distribution”.

(2)	After deducting the Underwriters’ Fee, but before deducting expenses of the Offering estimated to be an aggregate of CDN$ , which will be paid from the proceeds of the Offering.

(3)	If the Over-Allotment Option (as defined herein) is exercised in full, the gross proceeds of the Offering, Underwriters' Fee and net proceeds to the Company (before deducting expenses of the Offering) will be $ , $ and $ , respectively. This prospectus supplement and accompanying prospectus also qualify for distribution the Over-Allotment Option and the Common Shares issued pursuant to the exercise of the Over-Allotment Option. See “Plan of Distribution”.

(continued on next page)

Seabridge has also granted to the Underwriters an option (the “Over-Allotment Option”) exercisable, in whole or in part and from time to time, at the sole discretion of the Underwriters, at any time up to 14 days following the closing of the Offering, to purchase an additional         Common Shares at the Offering Price to cover over-allotments, if any. A purchaser who acquires Common Shares forming part of the Underwriters' over-allocation position acquires those Common Shares under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Underwriters, as principals, conditionally offer the Common Shares offered hereby, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement and subject to the passing upon of certain legal matters relating to the Offering on behalf of the Company by DuMoulin Black LLP with respect to Canadian legal matters other than tax-related matters, by Thorsteinssons LLP with respect to Canadian tax-related matters, and by Carter Ledyard & Milburn LLP with respect to United States legal matters, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP with respect to certain Canadian legal matters, and by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain United States legal matters.

The Underwriters propose to offer the Common Shares to the public initially at the price specified on the cover page of this prospectus supplement. If all of the Common Shares offered hereby are not sold at the price specified in this prospectus supplement, the Underwriters may decrease the offering price and change the other selling terms. The compensation realized by the Underwriters will decrease by the amount that the aggregate price paid by the purchasers for the Common Shares offered hereby is less than the gross proceeds paid by the Underwriters to the Company. The decrease in the offering price will not decrease the amount of net proceeds of the Offering to the Company. See ‘‘Plan of Distribution’’.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing is expected to occur on or about April         , 2016, or such other date as may be agreed upon by the Company and the Underwriters (the “Closing Date”).

It is expected that the Company will arrange for the instant deposit of the Common Shares distributed under this prospectus supplement under the book-based system of registration, to be registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and will be deposited with CDS on the Closing Date. No certificates evidencing the Common Shares will be issued to purchasers of the Common Shares. Purchasers of Common Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Common Shares is purchased.

The Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market in accordance with applicable market stabilization rules. See “Plan of Distribution”.

In conjunction with the Offering, Seabridge has entered into an agreement with a syndicate of underwriters, led by Canaccord and including         (collectively, the “Private Placement Underwriters”), whereby the Private Placement Underwriters have agreed to purchase, on a bought-deal basis via private placement,         flow-through common shares (the “Flow-Through Common Shares”) of the Company at a price of CDN$         per Flow-Through Common Share for gross proceeds of CDN$         million (the “Private Placement”). The Company has granted the Private Placement Underwriters an over-allotment option to purchase up to an additional         Flow-Through Common Shares at a price of CDN$         per Flow-Through Common Share exercisable, in whole or in part, at any time up to one week prior to the closing date of the Private Placement for additional gross proceeds of up to CDN$         . The Private Placement Underwriters will receive a cash fee equal to 5.0% of the aggregate proceeds of the Private Placement. See “Concurrent Private Placement”.

This prospectus supplement and the accompanying prospectus do not qualify the distribution of the Flow-Through Common Shares issuable pursuant to the Private Placement. The Flow-Through Common Shares will not be registered in the United States, but some of the Flow-Through Common Shares may be reoffered and resold in the United States pursuant to an exemption from registration. The proceeds from the Private Placement will be used to fund increased exploration at the Company’s KSM Project (as defined herein). Neither the Offering, nor the concurrent Private Placement, is contingent on the completion of the other. Closing of the Private Placement is expected to occur on or about May          , 2016 and is subject to customary closing conditions including, but not limited to, the listing of the Flow-Through Common Shares on the TSX and the NYSE and the receipt of all necessary approvals, including the approval of the TSX and the NYSE. The Flow-Through Common Shares issuable under the Private Placement will be subject to a four month hold period and any Flow-Through Common Shares sold in the United States will be characterized as restricted securities under the U.S. Securities Act of 1933, as amended.

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The Company’s head office is at 106 Front Street East, Suite 400, Toronto, Ontario, Canada, M5A 1E1 and its registered office is at 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

Investors should rely only on current information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus as such information is accurate only as of the date of the applicable document. The Company has not authorized anyone to provide investors with different information. Information contained on the Company’s website shall not be deemed to be a part of this prospectus supplement or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. The Company will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus supplement is accurate as of any date other than the date on the face page of this prospectus supplement or the date of any documents incorporated by reference herein.

The Offering is made by a Canadian issuer that is permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus in accordance with the requirements of Canadian securities laws. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus and the selected consolidated financial data derived therefrom included in this prospectus supplement and the accompanying prospectus have been prepared in accordance with International Financing Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”) and thus may not be comparable to financial information of United States companies.

Prospective investors should be aware that the acquisition, holding or disposition of the securities described herein may have tax consequences both in Canada and the United States. Such consequences may not be described fully in this prospectus supplement or the accompanying prospectus, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires the Common Shares. Investors should read the tax discussion in this prospectus supplement and the accompanying prospectus and consult their own tax advisors with respect to their own particular circumstances. See “Certain Income Tax Considerations for Canadian Holders” and “Certain Income Tax Considerations for U.S. Holders”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Seabridge exists under the federal laws of Canada, many of the Company’s officers and directors are residents of Canada, some or all of the experts named in the accompanying prospectus are residents of Canada, and most of the Company’s assets and the assets of said persons are located outside the United States.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state or Canadian securities regulator has approved or disapproved of the securities offered hereby, passed upon the accuracy or adequacy of this prospectus supplement and the accompanying prospectus or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offence.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

GENERAL MATTERS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference therein. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the Offering. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the Offering. If the description of the Common Shares varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement or in the accompanying prospectus. The Company has not, and the Underwriters have not, authorized any other person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company and the Underwriters are not making an offer of the Common Shares in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the date of that document. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

Unless the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to “Seabridge” or the “Company” include Seabridge Gold Inc. and each of its subsidiaries. All capitalized terms used but not otherwise defined herein have the meanings provided in the accompanying prospectus.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

The Company is permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained or incorporated by reference in this prospectus supplement or in the accompanying prospectus have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein, in the accompanying prospectus and in the documents incorporated by reference herein and in the accompanying prospectus may not be comparable to similar information disclosed by U.S. companies.

Without limiting the foregoing, this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, use the terms “measured”, “indicated” and “inferred” resources. U.S. investors are cautioned that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. The definitions of proven and probable reserves used in NI 43-101 also differ from the definitions in SEC Industry Guide 7. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards.

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Accordingly, information concerning descriptions of reserves and resources contained in this prospectus supplement and the accompanying prospectus, or in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus, and the selected consolidated financial data derived therefrom included herein and in the accompanying prospectus, have been prepared in accordance with IFRS. IFRS differs in some material respects from United States Generally Accepted Accounting Principles (“U.S. GAAP”) and so these financial statements may not be comparable to the financial statements of U.S. companies that report in accordance with U.S. GAAP. As a result, financial information included or incorporated in this prospectus supplement and the accompanying prospectus may not be comparable to financial information prepared by companies in the United States.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus, and the selected consolidated financial data derived therefrom included herein and in the accompanying prospectus, are presented in Canadian dollars. In this prospectus supplement and the accompanying prospectus, references to “CDN$” or “$” are to Canadian dollars and references to “US$” are to United States dollars. On April 20, 2016, the noon buying rate as reported by the Bank of Canada for the conversion of one Canadian dollar into United States dollars was CDN$1.00 equals US$0.7920.

The following table sets out, for each period indicated, the high and low exchange rates for one Canadian dollar expressed in United States dollars, the average of such exchange rates during such period, and the exchange rate at the end of such period based on the noon buying rate as reported by the Bank of Canada:

	Year Ended December 31
	2015	2014	2013
	(US$)

Highest rate during period	0.8562	0.9444	1.0188

Lowest rate during period	0.7141	0.8568	0.9314

Average rate during period	0.7820	0.9054	0.9710

Rate at the end of period	0.7225	0.8620	0.9402

The average exchange rate is calculated using the average of the noon buying rate on the last business day of each month during the applicable fiscal year or interim period. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years and investors are cautioned not to assume that the exchange rates presented here are necessarily indicative of future exchange rates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus contain forward-looking statements within the meaning of Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements concerning future events or future performance with respect to the Company’s projects, business approach and plans, including production, capital, operating and cash flow estimates, business transactions such as the potential sale or joint venture of the Company’s KSM Project and Courageous Lake Project (each as defined herein) and the acquisition of interests in mineral properties; requirements for additional capital; the estimation of mineral reserves and mineral resources; and the timing of completion and success of exploration and development activities, community relations, required regulatory and third party consents, permitting and related programs in relation to the KSM Project and Courageous Lake Project. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements and forward-looking information (collectively referred to herein simply as “forward-looking statements”). In addition, statements concerning mineral reserve and resource estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization expected to be encountered if a mineral property is developed.

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Forward-looking statements are necessarily based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments. In making the forward-looking statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus, the Company has applied several material assumptions including, but not limited to, the assumption that: (1) market fundamentals will result in sustained demand and prices for gold and copper, and to a much lesser degree, silver and molybdenum; (2) the potential for production at its mineral projects will continue operationally, legally and economically; (3) any additional financing needed will be available on reasonable terms; (4) estimated mineral reserves and mineral resources at the Company’s projects have merit and there is continuity of mineralization as reflected in such estimates; and (5) the Company will receive all required regulatory approvals in respect of the Offering and the Private Placement in a timely manner and that the Private Placement will be completed following completion of the Offering.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	the Company’s history of losses and negative cash flows from operations and expectation of future losses and negative cash flows from operations;

•	risks related to the Company’s ability to finance its exploration activities and future development activities through joint ventures, the sale of property interests or obtaining suitable financing;

•	uncertainty of whether the reserves estimated on the Company’s mineral properties will be brought into production;

•	uncertainties relating to the assumptions underlying the Company’s reserve and resource estimates;

•	uncertainty of estimates of capital costs, operating costs, production and economic returns;

•	risks related to commercially producing precious metals from the Company’s mineral properties;

•	risks related to fluctuations in the market price of gold, copper and other metals;

•	risks related to fluctuations in foreign exchange rates;

•	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable;

•	risks related to obtaining all necessary permits and governmental approvals for exploration and development activities, including in respect of environmental regulation;

•	uncertainty related to title to the Company’s mineral properties and rights of access over or through lands subject to third party rights, interests and mineral tenures;

•	risks related to unsettled First Nations rights and title and settled Treaty Nations’ rights;

•	risks related to increases in demand for exploration, development and construction services equipment, and related cost increases;

•	competition in the mining industry;

•	the Company’s need to attract and retain qualified management and personnel;

•	risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies;

•	risks associated with the volume and price volatility in the market for the Common Shares;

•	the lack of dividends declared or paid by the Company on the Common Shares;

 S-iv

•	potential dilution of shareholder interests;

•	the Company’s potential classification as a “passive foreign investment company” under the United States tax code; and

•	uncertainty surrounding an audit by the Canada Revenue Agency of the Company’s refund claim in respect of the British Columbia Mining Exploration Tax Credit.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this prospectus supplement and the Company’s annual information form dated March 24, 2016 for the year ended December 31, 2015 (the “2015 AIF”), each under the heading “Risk Factors”, the “Risk Factors” section beginning on page 36 of the accompanying prospectus and elsewhere in the accompanying prospectus and in the documents incorporated by reference herein. In addition, although the Company has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended. Many of the foregoing factors are beyond the Company’s ability to control or predict. It is also noted that while Seabridge engages in exploration and development of its properties, it does not plan to undertake production activities by itself.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and such beliefs, expectations and opinions are subject to change after such date. The Company does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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SUMMARY

The following summary contains basic information about the Company and the Offering and is not intended to be complete. This description does not contain all of the information about the Company and its properties and business that you should consider before investing in the Common Shares. You should carefully read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus before making an investment decision. See “Documents Incorporated by Reference” and “Additional Information”. You should also carefully consider the matters discussed under “Risk Factors” in this prospectus supplement, the “Risk Factors” section beginning on page 36 of the accompanying prospectus and the “Risk Factors” section beginning on page 73 of the 2015 AIF.

The Company

Seabridge is a gold resource company that owns five properties. Its principal properties are the Kerr-Sulphurets-Mitchell Project located in Northern British Columbia, Canada (the “KSM Project”) and the Courageous Lake Project located in the Northwest Territories, Canada (the “Courageous Lake Project”).

Seabridge holds a 100% interest in each of its properties. Two of the Company’s non-material properties are subject to option agreements under which the optionee may acquire a 100% interest in such project.

A summary of the estimated gold resources at Seabridge’s properties is set out under the heading “Description of the Issuer’s Business – General” beginning on page 6 of the 2015 AIF.

Seabridge has completed a prefeasibility study in respect of each of the KSM Project and Courageous Lake Project and has declared reserves on each of these properties. These reports are (1) the technical report titled “2012 KSM (Kerr-Sulphurets-Mitchell) Prefeasibility Study” dated June 22, 2012 and amended November 11, 2014; and (2) the technical report titled “Courageous Lake Prefeasibility Study” dated September 5, 2012 and amended November 11, 2014. Both technical reports have been filed on SEDAR (www.sedar.com) and with the SEC (www.sec.gov).

Proven and probable reserve estimates for the KSM Project are set out under the heading “Description of the Issuer’s Business – KSM Project – Proven and Probable Reserves” beginning on page 21 of the 2015 AIF.

Proven and probable reserve estimates for the Courageous Lake Project are set out under the heading “Description of the Issuer’s Business – Courageous Lake Project – Mine Planning – Mining Operations – Proven and Probable Reserves” on page 60 of the 2015 AIF.

Seabridge is seeking a sale or joint venture of the KSM Project and the Courageous Lake Project, or a sale of the Company, while the current phase of finding and delineating higher grade core zones to improve the economics of these projects and additional de-risking of these projects is being advanced. This recent exploration at the KSM Project has resulted in the discovery and delineation of the Deep Kerr deposit, a higher grade predominantly copper deposit lying below the Kerr deposit at the KSM Project, which now has grown to an inferred resource of approximately 1 billion tonnes. The results of de-risking efforts at the KSM Project include the positive environmental assessment decisions (provincial and federal) and agreements with certain of the local aboriginal groups. One of the goals of the search for high grade core zones at the KSM Project was to change its economic profile. Before finding the Deep Kerr deposit, the KSM Project was a gold project with a robust copper credit that would appeal primarily to gold miners as prospective partners. Now, the KSM Project has a much stronger copper profile which opens up the potential for a joint venture with a large base metal producer. Realizing value for the Company’s shareholders will depend on the potential financial return for a prospective purchaser or partner, successfully addressing regulatory and aboriginal concerns as well as market conditions at the time, especially gold and copper prices and the exchange rate between Canadian dollars and U.S. dollars. The timing of sales or joint venture agreements, if any, cannot be determined at this juncture.

The continuing success of the Company is dependent on, among other things: (1) the Company being able to raise capital as needed, (2) strength in the price of gold and copper, (3) successfully concluding negotiations under which others acquire interests in Seabridge’s properties, whether under option agreements, joint venture earn-in agreements, or by purchase, (4) exploration success on projects it is exploring on its own account and/or (5)  advancing its projects through further regulatory reviews and permitting.

S-1

The documents incorporated by reference herein, including the 2015 AIF, contain further details regarding the business of Seabridge. See “Documents Incorporated by Reference.”

The Offering

The Offering consists of         Common Shares at a price of $         per Common Share. See also “Plan of Distribution” for details regarding the Underwriters’ Fee. In addition, the Company has granted to the Underwriters the Over-Allotment Option to purchase up to an additional         Common Shares at the Offering Price on the same terms and conditions as the Offering, exercisable in whole or in part and from time to time, for a period of up to 14 days following closing of the Offering to cover over-allotments, if any.

RISK FACTORS

Investing in the Common Shares is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of exploration of its mineral properties. The following risk factors, as well as risks currently unknown to the Company, could materially adversely affect Seabridge's future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking information relating to the Company, or its business, property or financial results, each of which could cause purchasers of the Common Shares to lose part or all of their investment. In addition to the other information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, prospective investors should carefully consider the factors set out under the “Risk Factors” section beginning on page 36 in the accompanying prospectus, the factors set out under the “Risk Factors” section in the 2015 AIF and the factors set out below in evaluating the Company and its business before making an investment in the Common Shares.

Risks Relating to the Common Shares and the Offering

The trading price for the Company’s securities is volatile.

The market prices for the securities of mining companies, including the Company, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of Seabridge's business, certain factors such as the Company's announcements and the public’s reaction, operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of the Company's resources, government regulations, changes in earnings estimates or recommendations by research analysts who track Seabridge's securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements” can have an adverse impact on the market price of the Common Shares. For example, since January 1, 2016, the closing price of the Common Shares on the TSX has ranged from a low of CDN$         to a high of CDN$         and on the NYSE has ranged from a low of US$         to a high of US$         .

Any negative change in the public’s perception of the Company's prospects could cause the price of the Company's securities, including the price of the Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of mining companies in general could depress the price of Seabridge's securities, including the price of the Common Shares, regardless of the Company's results. Following declines in the market price of a company’s securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of Seabridge's management’s attention and resources.

S-2

Sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares.

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Company or its significant shareholders could depress the market price of the Common Shares and impair Seabridge's ability to raise capital through the sale of additional equity securities. Seabridge cannot predict the effect that future sales of the Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity which the Company expects to occur involving the Common Shares.

The Company has discretion concerning the use of cash resources, including the net proceeds of the Offering, as well as the timing of expenditures.

The Company has discretion concerning the application of cash resources and the timing of expenditures and shareholders may not agree with the manner in which the Company elects to allocate and spend cash resources. The results and the effectiveness of the application of cash resources are uncertain. The failure by the Company to apply cash resources effectively could have a material adverse effect on the business of the Company. Management of the Company will have discretion with respect to the use of the net proceeds from the Offering and investors will be relying on the judgment of management regarding the application of these proceeds. Management of the Company could spend most of the net proceeds from the Offering in ways that the Company’s security holders may not desire or that do not yield a favourable return. Prospective investors will not have the opportunity, as part of their investment in the Common Shares, to influence the manner in which the net proceeds of the Offering are used. At the date of this prospectus supplement, the Company intends to use the net proceeds from the Offering as indicated in the discussion under “Use of Proceeds”. However, the Company’s needs may change as the business of the Company evolves and the Company may have to allocate the net proceeds differently than as indicated in the discussion under “Use of Proceeds”. As a result, the proceeds that the Company receives in the Offering may be used in a manner significantly different from the Company’s current expectations.

The Company believes that it may be classified as a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse U.S. federal income tax consequences for U.S. investors.

The Company believes that it was classified as a passive foreign investment company (“PFIC”) for the taxable year ending December 31, 2015 and expects that it may be classified as a PFIC for the current taxable year and in future taxable years. If the Company is classified as a PFIC for any taxable year during which a U.S. Holder (as defined under “Certain Income Tax Considerations for U.S. Holders—Material United States Federal Income Tax Considerations”) holds the Common Shares, it would likely result in adverse U.S. federal income tax consequences for such U.S. Holder. The adverse consequences of the PFIC regime may be mitigated if a U.S. Holder is able to make a “qualified electing fund” election or a “mark-to-market” election. The Company has made available and expects to continue to make available the information necessary for a U.S. Holder to make and maintain a QEF election. U.S. Holders should carefully read “Certain Income Tax Considerations for U.S. Holders – Material United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations” for more information and consult their own tax advisors regarding the likelihood and consequences of the Company being classified as a PFIC for U.S. federal income tax purposes.

The Company has a history of net losses and negative cash flows from operations and expects losses and negative cash flows from operations to continue for the foreseeable future.

The Company has a history of net losses and negative cash flows from operations and, although the Company achieved a net profit of $10,290,000 for the fiscal year ended December 31, 2008 and a net profit of $3,540,000 in 2010 primarily as a result the sale of assets of the Company, the Company expects to incur net losses and negative cash flows from operations for the foreseeable future. As of December 31, 2015, the Company’s historical net deficit totaled approximately $89.0 million. None of the Company’s properties has advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations.

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The Company expects to continue to incur net losses unless and until such time as one or more of its projects enters into commercial production and generates sufficient revenues to fund continuing operations or until such time as the Company is able to offset its expenses against the sale of one or more of its projects, if applicable. The development of the Company’s projects to achieve production will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred and the execution of any sale or joint venture agreements with strategic partners, some of which are beyond the Company’s control. There is no assurance that the Company will be profitable in the future.

The Company applies from time-to-time for refunds under British Columbia Mining Exploration Tax Credit (“BCMETC”) and its claims are subject to audit and may not be successful in full.

The Company seeks refunds of qualifying exploration expenditures under BCMETC. These claims are subject to audit by the Canada Revenue Agency (the “CRA”), the outcome of which is uncertain. There is a risk that if a claim is reduced on audit the Company may be required to return money refunded to it by the CRA.

RECENT DEVELOPMENTS

Independent Geotechnical Review Board

In January 2015, Seabridge established the Independent Geotechnical Review Board (the “IGR Board”) to independently review and provide oversight on the KSM Project’s Tailing Management Facility (“TMF”) and Water Storage Dam (“WSD”) with a focus on their structural stability and integrity throughout the design, construction, operation and closure of the KSM Project.

The IGR Board has unimpeded access to all technical data necessary to assess the TMF and WSD on an ongoing basis, and to ensure these structures meet internationally accepted standards and practices thereby minimizing risks to employees, the environment and local communities.

On April 11, 2016, Seabridge announced the completion of the IGR Board’s first review of the TMF and WSD. The IGR Board concluded the designs are appropriate.

The IGR Board concluded that it was satisfied with the project’s designs. Additionally, the IGR Board presented a series of recommendations for Seabridge to consider during the ongoing engineering design of TMF and WSD as development continues.

The results of the IGR Board’s first report will be shared with the Government (Federal, Province and the State of Alaska), aboriginal groups, including the Nisga’a Nation, the Tahltan Nation, the Tsetsaut Skii km Lax Ha, the Gitanyow Nation and Gitxsan Nation, and other stakeholders who participated in the environmental assessment of the KSM Project.

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Acquisition of SnipGold Corp.

Seabridge has entered into an arrangement agreement dated April 18, 2016 (the “Arrangement Agreement”) with SnipGold Corp. (“SnipGold”), a Canadian exploration company, which owns the Iskut property, listed on the TSX Venture Exchange under the symbol “SGG”, whereby, among other things:

•	Seabridge has agreed to acquire all of the issued and outstanding common shares of SnipGold (the “SnipGold Shares”) by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”); and

•	holders of SnipGold Shares will be entitled to receive 1/63rd of a Common Share in exchange for every one SnipGold Share held (the "Exchange Ratio"), representing an implied offer price of CDN$0.291 per SnipGold Share.

In connection with the Arrangement, approximately 600,000 Common Shares are expected to be issued to existing SnipGold shareholders (and up to a further 155,850 Common Shares which might be issued on exercise of convertible securities), which would result in SnipGold shareholders owning approximately 1.14% of Seabridge (based on the Exchange Ratio and the number of issued and outstanding SnipGold Shares and Common Shares as of the date of the Arrangement Agreement) and approximately         % of Seabridge assuming the completion of the Offering and the Private Placement, but not reflecting the exercise of the Over-Allotment Option. The expected consideration is estimated at approximately CDN$11 million.

To be effective, the Arrangement will require approval by a majority of at least 66⅔% of the votes cast by shareholders of SnipGold at a special meeting expected to take place in June, 2016 (the “SnipGold Meeting”). All of the directors and senior officers of SnipGold, who hold approximately 24% of the issued and outstanding SnipGold Shares, have entered into voting and support agreements with Seabridge in support of the Arrangement.

The Arrangement Agreement includes covenants typical of transactions of this nature, including with respect to non-solicitation, a right granted to Seabridge to match superior proposals for SnipGold and a provision entitling SnipGold to a fiduciary-out under certain conditions. In addition, SnipGold has agreed to pay a termination fee to Seabridge upon the occurrence of certain events.

In connection with the Arrangement, Seabridge will provide SnipGold with interim debt financing of up to CDN$400,000, to be repaid 90 days following the termination of the Arrangement Agreement, should termination occur.

Full details of the Arrangement will be included in a management information circular of SnipGold describing the matters to be considered at the SnipGold Meeting, which circular is expected to be mailed to SnipGold shareholders during mid-May, 2016 and made available on SEDAR under the issuer profile of SnipGold at www.sedar.com. It is anticipated that the transaction will close in the second quarter of 2016.

CONCURRENT PRIVATE PLACEMENT

In conjunction with the Offering, the Company has entered into an agreement with the Private Placement Underwriters in respect of the Private Placement, whereby the Private Placement Underwriters have agreed to purchase, on a bought-deal basis via private placement,         Flow-Through Common Shares at a price of CDN$         per Flow-Through Common Share for gross proceeds of CDN$         million. The Company has granted the Private Placement Underwriters an over-allotment option to purchase up to an additional         Flow-Through Common Shares at a price of CDN$         per Flow-Through Common Share exercisable, in whole or in part, at any time up to one week before the closing date of the Private Placement for additional gross proceeds of up to CDN$         . The Private Placement Underwriters will receive a cash fee equal to 5.0% of the aggregate proceeds of the Private Placement.

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This prospectus supplement and the accompanying prospectus do not qualify the distribution of the Flow-Through Common Shares issuable pursuant to the Private Placement. The Flow-Through Common Shares will not be registered in the United States, but some of the Flow-Through Common shares may be reoffered and resold in the United States pursuant to an exemption from registration. Neither the Offering, nor the Private Placement, is contingent on the completion of the other. Closing of the Private Placement is expected to occur on or about May        , 2016, and is subject to customary closing conditions including, but not limited to, the listing of the Flow-Through Common Shares on the TSX and the NYSE and the receipt of all necessary approvals, including the approval of the TSX and the NYSE, and the relevant securities regulatory authorities. The Flow-Through Common Shares issuable under the Private Placement will be subject to a four month hold period and any Flow-Through Common Shares sold in the United States will be characterized as restricted securities under the U.S. Securities Act of 1933, as amended.

The proceeds from the Private Placement will be used to fund the 2016 exploration program at the KSM Project or, subject to completion of the Company’s acquisition of SnipGold (see “Recent Developments”), the Iskut Property in Northwestern British Columbia. Assuming successful completion of the Private Placement and the Offering, the Company anticipates that there would be approximately CDN$           in cash and cash equivalents, including the anticipated net proceeds from the Offering and the Private Placement, and that the outstanding share capital would be approximately             Common Shares. See “Consolidated Capitalization”.

USE OF PROCEEDS

The Company estimates that the net proceeds from the Offering will be approximately CDN$           million after deducting the Underwriters’ Fee of $          . See “Plan of Distribution”. If the Over-Allotment Option is exercised in full, the net proceeds from the Offering are estimated to be approximately $             after deducting the Underwriters’ Fee. See “Plan of Distribution”.

The Company intends to use the net proceeds from the Offering and the Private Placement for general corporate purposes, to fund the exploration and development of the Company’s mineral properties, notably the KSM Project, and for general working capital. Pending such uses, the Company intends to invest the net proceeds from the Offering in guaranteed investments offered by a Schedule I chartered bank under the Bank Act (Canada).

The net proceeds of the Offering and the Private Placement is intended to be used as follows (assuming the Over-Allotment Option is not exercised):

Principal Purpose	Estimated Amount to be Expended (CDN$ million)
Exploration and development of mineral properties, notably the KSM Project(1)
General corporate purposes(2)
General working capital
Total

Note:

(1)	Subject to completion of the Company’s acquisition of SnipGold (see “Recent Developments”), a portion of the proceeds from the Private Placement may be used for the Iskut Property in Northwestern British Columbia.

(2)	Funds included in general corporate purposes may be allocated to corporate expenses, business development and potential future acquisitions.

The key business objective the Company intends to meet with the net proceeds is the continued exploration, development and advancement of the KSM Project. The development of the KSM Project will require additional capital exceeding the Company’s cash on hand even after giving effect to the Offering and the Private Placement and the exercise, if any, of the Over-Allotment Option.

If the Underwriters’ Over-Allotment Option is exercised in whole or in part, the Company will use the additional net proceeds from such exercise for general corporate purposes and working capital. While the Company intends to spend the net proceeds of the Offering as stated above, there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable.

The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under the heading “Risk Factors” in or incorporated by reference in this prospectus supplement and the accompanying prospectus.

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The Company has not yet achieved positive operating cash flow, and there are no assurances that the Company will not experience negative cash flow from operations in the future.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital structure of the Company, on a consolidated basis, since December 31, 2015, the date of the Company’s most recently filed audited annual consolidated financial statements, except as outlined under “Prior Sales”.

The following table sets forth the cash and cash equivalents, short term deposits and consolidated capitalization of the Company as at December 31, 2015 on (i) an actual basis; (ii) as adjusted to give effect to the Offering; and (iii) as adjusted to give effect to the Offering (as described in (ii) above) and the Private Placement. This table should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2015, together with the notes thereto and management’s discussion and analysis thereof, incorporated by reference herein. See “Documents Incorporated by Reference”.

	As at December 31, 2015
	Actual	As adjusted after giving effect to the Offering(3)			As adjusted after giving effect to the Offering and the Private Placement(3)
	(in thousands of CDN$ except common shares, unaudited)
Cash and cash equivalents	$990	$			$
Short-term deposits(1)	$14,540	$	..		$

Long-term debt	$-		$-			$-
Shareholders’ Equity:
Share capital (authorized: unlimited; outstanding Common Shares as at December 31, 2015: 52,139,626; as adjusted to give effect to the Offering: ; as adjusted to give effect to the Offering and the Private Placement: )(2)	$325,624
Stock-based compensation	22,591
Contributed surplus	22,707
Deficit	(89,075)		(	)		(	)
Accumulated other comprehensive income	137
Total shareholders’ equity	$281,984	$	…..		$	…..

Notes:

(1)	Short-term deposits consist of guaranteed investments offered by a Schedule I chartered bank under the Bank Act (Canada).

(2)	This figure excludes 3,585,000 Common Shares reserved for issuance pursuant to outstanding stock options as at December 31, 2015, which are exercisable at a weighted average exercise price of CDN$13.44.

(3)	Assuming Over-Allotment Option is not exercised.

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PRIOR SALES

The following table sets forth details of the Common Shares and securities convertible or exercisable into Common Shares which have been issued by the Company since December 31, 2015:

Date of Issue	Type of Security	Number of Securities	Issue or Exercise Price per Security	Nature of Issue
March 24, 2016	Stock options	100,000	CDN$13.52	Granted by Board of Directors

CERTAIN INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

Material United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax considerations applicable to the ownership of Common Shares. Unless otherwise stated, this summary deals only with shareholders that are U.S. Holders (as defined below) who hold their Common Shares as capital assets (generally, assets held for investment purposes).

This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder by the Internal Revenue Service (the “IRS”) administrative and judicial interpretations thereof, and the U.S.-Canada Tax Treaty (the “Treaty”), each as in effect as of the date of this prospectus supplement. These sources may change, possibly with retroactive effect, and are open to differing interpretations.

As used in this section, the term “U.S. Holder” means a beneficial owner of a Common Share who is:

•	an individual citizen or resident of the United States or an individual treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state of the United States or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (A)(i) a court within the U.S. is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) such trust validly elects to be treated as a U.S. person.

The term “Non-U.S. Holder” means a beneficial owner of a Common Share that is an individual, corporation, estate or trust and is not a U.S. Holder. The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder.

This summary does not discuss all aspects of U.S. federal income taxation that may be applicable to persons in light of their particular circumstances or to persons who are subject to special treatment under U.S. federal income tax law, including: insurance companies; dealers in stocks, securities or currencies; financial institutions and financial services entities; regulated investment companies; tax-exempt organizations; persons that directly, indirectly or constructively own 10% or more of the Company’s total stock entitled to vote; individual retirement and other tax-deferred accounts; and persons liable for the alternative minimum tax. This summary also does not consider the possible application of U.S. federal gift or estate tax or alternative minimum tax, nor any state or local tax consequences.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns Common Shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns Common Shares and the partners in such partnership should consult their own tax advisors about the U.S. federal income tax consequences of holding and disposing of Common Shares.

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All investors are urged to consult their own tax advisors as to the particular tax consequences to them of an investment in the Company’s Common Shares, including the effect and applicability of U.S. federal, state, local and foreign income and other tax laws (including estate and gift tax laws) and tax treaties.

Passive Foreign Investment Company Considerations

Complex and, generally, adverse U.S. federal income tax rules may apply to a U.S. Holder of Common Shares if the Company is a PFIC at any time during which the U.S. Holder holds Common Shares. For U.S. federal income tax purposes, the Company will be considered a PFIC in any taxable year in which either (i) 75% or more of its gross income is passive income, or (ii) at least 50% of the average value of all of its assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. For purposes of these tests, if the Company owns directly or indirectly at least 25% (by value) of the stock of another corporation, the Company is treated as if it held its proportionate share of the assets of the latter corporation, and received directly its proportionate share of the income of the latter corporation.

The Company believes that it was a PFIC for the taxable year ending December 31, 2015. The Company may be a PFIC for the current and subsequent taxable years. The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. In addition, whether the Company was a PFIC for the taxable year ending December 31, 2015 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this prospectus supplement. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company concerning its PFIC status.

If the Company is treated as a PFIC for any taxable year, dividends paid on Common Shares could not qualify for the reduced maximum tax rate, discussed below, and, unless U.S. Holders make a “mark-to-market” or “qualified electing fund election” (a “QEF election”) with respect to their Common Shares, as described below, the following rules would apply:

•	U.S. Holders would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of Common Shares ratably over their holding period for such Common Shares,

•	the amount allocated to each year during which the Company is considered a PFIC, other than the year of the dividend payment or disposition, would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

•	the amount allocated to the current taxable year and any taxable year before the Company became a PFIC would be taxable as ordinary income in the current year, and

•	U.S. Holders would generally be required to file an annual return on IRS Form 8621 regarding distributions received with respect to Common Shares and any gain realized on the disposition of Common Shares.

The PFIC provisions discussed above apply to U.S. persons who directly or indirectly hold stock in a PFIC. Generally, a U.S. person is considered an indirect shareholder of a PFIC if it is:

•	a direct or indirect owner of a pass-through entity, including a trust or estate, that is a direct or indirect shareholder of a PFIC,

•	a shareholder of a PFIC that is a shareholder of another PFIC, or

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•	a 50%-or-more shareholder of a foreign corporation that is not a PFIC and that directly or indirectly owns stock of a PFIC.

An indirect shareholder may be taxed on a distribution paid to the direct owner of the PFIC and on a disposition of the stock indirectly owned.

U.S. Holders who make either a timely QEF election or a timely mark-to-market election with respect to their Common Shares would not be subject to the rules described above. Instead, U.S. Holders who make a timely QEF election would be required to include in their income for each taxable year their pro rata share of the Company’s ordinary earnings as ordinary income and their pro rata share of the Company’s net capital gain as long term capital gain, whether or not such amounts are actually distributed. U.S. Holders will not be eligible to make a QEF election unless the Company complies with certain applicable information reporting requirements. For the past several years, the Company has made available the information needed for U.S. Holders to make and satisfy the reporting requirements of a QEF election. The Company expects to continue providing this information in the future.

Alternatively, a U.S. Holder may make a mark-to-market election if the Common Shares are “regularly traded” on a “qualified exchange”. In general, the Common Shares will be treated as “regularly traded” for a given calendar year if more than a de minimis quantity of the Common Shares is traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year. The Common Shares are listed on the TSX under the symbol “SEA” and the NYSE under the symbol “SA”, which should qualify the Common Shares as publicly traded, provided they are traded in sufficient volume. However, because a mark-to-market election cannot be made for a subsidiary PFIC, if a U.S. Holder makes a mark-to-market election it may continue to be subject to the PFIC rules with respect to its indirect interest in any PFIC the Company owns.

U.S. Holders who timely elect to “mark-to-market” their Common Shares will generally include in income, in each year in which the Company is considered a PFIC, any excess of the fair market value of the Common Shares at the close of each tax year over such U.S. Holder’s adjusted basis in the Common Shares. If the fair market value of the Common Shares has fallen below such U.S. Holder’s adjusted basis at the close of the tax year, the U.S. Holder may generally deduct the excess of the adjusted basis of the Common Shares over their fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that such U.S. Holder included in income with respect to such Common Shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of Common Shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss on a disposition of Common Shares is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that such U.S. Holder included in income with respect to such Common Shares in prior years). Further, the source of such gain or loss will be U.S.-source for the purposes of the foreign tax credit limitation. Gain or loss from the disposition of Common Shares as to which a mark-to-market election was made in a year in which the Company no longer is a PFIC will generally be capital gain or loss.

If the Company ceases to be a PFIC in a future year, a U.S. Holder may avoid the continued application of the tax treatment described above by electing to be treated as if it sold its Common Shares on the last day of the last taxable year in which the Company was a PFIC. Any gain would be recognized and subject to tax under the rules described above. Loss would not be recognized. A U.S. Holder’s basis in its Common Shares would be increased by the amount of gain, if any, recognized on such a deemed sale. A U.S. Holder would be required to treat its holding period for his Common Shares as commencing on the day following the last day of the last taxable year in which the Company was a PFIC.

PFIC status can have significant adverse tax effects on U.S. shareholders of foreign corporations. The taxation of a U.S. shareholder who owns stock in a PFIC is extremely complex. Management urges U.S. Holders to consult with their own tax advisors with regards to the impact of the PFIC rules, as well as the availability of any elections that may mitigate the adverse tax consequences of owning stock in a PFIC.

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Distributions Paid on the Common Shares

Unless the Company is treated as a PFIC, as discussed above, a U.S. Holder generally will be required to include in its gross income as ordinary dividend income the amount of any distributions paid on the Common Shares, including the amount of any Canadian taxes withheld, to the extent that those distributions are paid out of the Company’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Subject to the discussion above under “Passive Foreign Investment Company Considerations,” distributions in excess of the Company’s earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its Common Shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those Common Shares. Because the Company does not calculate its earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that all distributions made with respect to the Company’s Common Shares will be treated as dividends. The Company’s dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations.

Dividends that the Company pays in Canadian dollars, including the amount of any Canadian taxes withheld therefrom, will be included in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in Canadian dollars and converts them into U.S. dollars at an exchange rate other than the rate in effect on such day will have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at a reduced maximum tax rate of 20%. The reduced rate does not apply if the Company is a PFIC. If the Company is not a PFIC, the reduced rate applies only if the Company qualifies for the Treaty and certain holding period requirements are satisfied. The reduced rate also does not apply to dividends received in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate on qualified dividend income contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. Dividends paid on the Common Shares are not expected to qualify for the reduced tax rate because the Company believes it was a PFIC for the taxable year ending December 31, 2015 and the Company may be a PFIC for the current taxable year.

Foreign Tax Credit

Any dividend income resulting from distributions the Company pays to a U.S. Holder with respect to its Common Shares generally will be treated as foreign source income for U.S. foreign tax credit limitation purposes. Subject to certain conditions and limitations, Canadian tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividend that the Company distributes generally will constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate (see discussion above). A U.S. Holder may be denied a foreign tax credit with respect to Canadian income tax withheld from dividends received on the Common Shares to the extent such U.S. Holder has not held the Common Shares for at least 16 days of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the Common Shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of foreign source income and the foreign tax credit are complex, and the availability of a foreign tax credit depends on numerous factors, including whether such taxes are attributed to an excess distribution from a PFIC, and if so, whether any portion is attributed to a year other than the current tax year, as discussed above. Each investor who is a U.S. Holder should consult with its own tax advisor to determine whether its income with respect to the Common Shares would be foreign source income and whether and to what extent that investor would be entitled to a foreign tax credit.

Disposition of Common Shares

As stated above, the Company believes that it is a PFIC. If it is a PFIC, certain tax consequences of the disposition of Common Shares are described under “Passive Foreign Investment Company Considerations.” If the Company is not a PFIC, upon the sale or other taxable disposition of Common Shares a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the Common Shares. Capital gain or loss upon the disposition of the Common Shares would be treated as long-term capital gain or loss if, at the time of the sale or disposition, the Common Shares were held for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently a maximum of 20%). The deductibility of capital losses by a U.S. Holder is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of Common Shares will be U.S. source income or loss for U.S. foreign tax credit purposes.

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In the case of a cash basis U.S. Holder who receives Canadian dollars in connection with the sale or other disposition of the Common Shares, the amount realized will be based on the U.S. dollar value of the Canadian dollars received with respect to the Common Shares as determined on the settlement date of such sale or other disposition. A cash basis U.S. Holder who receives payment in Canadian dollars and converts Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss, which would generally be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to foreign currency gain or loss realized on a sale or disposition of the Common Shares that are traded on an established securities market, provided that the election is applied consistently from year to year. This election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer for this purpose (pursuant to the Treasury regulations applicable to foreign currency transactions), the U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such foreign currency gain or loss would be treated as ordinary income or loss and would be in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or other disposition of the Common Shares. Any foreign currency gain or loss a U.S. Holder realizes will generally be U.S. source ordinary income or loss.

Net Investment Income Tax

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts with income that exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

Information Reporting and Backup Withholding

Payments in respect of Common Shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at a rate of 28%. Backup withholding will not apply, however, if the holder (i) is a corporation or comes within certain exempt categories, and demonstrates the fact when so required, generally on IRS Form W-9 or (ii) furnishes a correct taxpayer identification number on IRS Form W-9 and makes any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. individuals who hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file with their U.S. federal income tax return IRS Form 8938, on which information about the assets, including their value, is provided. Taxpayers who fail to file the form when required are subject to penalties. An exemption from reporting applies to foreign assets held through a financial institution. U.S. Holders are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in the Common Shares.

Canadian Federal Income Tax Considerations

In the opinion of Thorsteinssons LLP, Canadian tax counsel to the Company, the following is a general summary of the principal Canadian federal income tax considerations as of the date of this prospectus supplement generally applicable under the Income Tax Act (Canada) (the “Tax Act”) to a holder who acquires Common Shares as beneficial owner pursuant to the Offering and who, at all relevant times, for the purposes of the Tax Act, holds such Common Shares as capital property, deals at arm’s length with the Company and the Underwriters, is not affiliated with the Company or the Underwriters and, for purposes of the Tax Act, is not, and is not deemed to be, a resident of Canada and has not, and will not use or hold or be deemed to use or hold the Common Shares in or in the course of carrying on business in Canada or as part of an adventure in the nature of trade (a “Non-Resident Holder”). Special rules, which are not discussed below, may apply to a non-resident of Canada that is an insurer which carries on business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act). The Common Shares will generally be considered capital property to a Non-Resident Holder unless either (i) the Non-Resident Holder holds or uses or is deemed to hold or use the Common Shares in the course of carrying on a business of buying and selling securities or (ii) the Non-Resident Holder has acquired or has been deemed to acquire the Common Shares in a transaction or transactions considered to be an adventure in the nature of trade.

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The term “Qualifying US Person”, for the purposes of this summary, means a person who, for the purposes of the Canada-United States Income Tax Convention (1980) (the “Convention”), is at all relevant times a resident of the United States, and is a “qualifying person” within the meaning of the Convention. A Non-Resident Holder who is a Qualifying US Person, and who does not use or hold, and is not deemed to use or hold, the Common Shares in connection with carrying on a business in Canada through a permanent establishment in Canada is referred to as a “US Holder” for the purposes of this summary. Where, under the taxation law of the United States, an amount of income, profit or gain is considered to be derived by a Qualifying US Person through a fiscally transparent entity (including a limited liability company) which may hold Common Shares, such a Qualifying US Person may be entitled to benefits under the Convention with respect to such an amount in certain circumstances. US Holders and other affected Qualifying US Persons are urged to consult with their own tax advisors to determine their entitlement to benefits under the Convention based on their particular circumstances.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), the current provisions of the Convention, and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (collectively, the “Proposed Tax Amendments”). No assurances can be given that the Proposed Tax Amendments will be enacted or will be enacted as proposed. Other than the Proposed Tax Amendments, this summary does not take into account or anticipate any changes in law or the administration policies or assessing practice of CRA, whether by judicial, legislative, governmental or administrative decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder and no representations with respect to the income tax consequences to any particular holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective investors in Common Shares should consult their own tax advisors with respect to their own particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares, including interest, dividends, adjusted cost base and proceeds of disposition must be converted into Canadian dollars based on the relevant noon exchange rate quoted by the Bank of Canada on the effective date (as determined in accordance with the Tax Act) of the related acquisition, disposition or recognition of income.

Disposition of Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of the Common Shares, unless the Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country of residence of the Non-Resident Holder. As long as the shares are listed on a designated stock exchange (which currently includes the TSX and the NYSE), the Common Shares generally will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition (a) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with all such persons, owned or was considered to own 25% or more of the issued shares of any class or series of shares of the capital stock of the company, and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from, or from any combination of, real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), or options in respect of, interests in or civil law rights in, such properties whether or not it exists.

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If the Common Shares are taxable Canadian property to a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such shares will be subject to Canadian federal income tax subject to any relief from such taxation provided by the terms of an applicable income tax treaty or convention between Canada and the country of residence of such Non-Resident Holder.

A Non-Resident Holder whose shares are taxable Canadian property should consult their own advisors.

Dividends on Common Shares

Under the Tax Act, dividends on shares paid or credited or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends. This withholding tax may be reduced pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder. Under the Convention, a US Holder will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends. This rate is reduced to 5% in the case of a US Holder that is the beneficial owner of the dividends and that is a company that owns at least 10% of the voting stock of the Company. In addition, under the Convention, dividends may be exempt from Canadian withholding tax if paid to certain US Holders that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations and qualifying trusts, companies, organizations or other arrangements operated exclusively to administer or provide pension, retirement or employee benefits that are generally exempt from income tax in the United States and that have complied with specific administrative procedures.

CERTAIN INCOME TAX CONSIDERATIONS FOR CANADIAN HOLDERS

In the opinion of Thorsteinssons LLP, Canadian tax counsel to the Company, the following is a summary of the principal Canadian federal income tax considerations as of the date of this prospectus supplement generally applicable to the acquisition of Common Shares by holders who acquire Common Shares pursuant to the Offering. This summary is applicable to a holder who, for purposes of the Tax Act, holds their Common Shares as capital property, deals at arm’s length and is not affiliated with the Company or the Underwriters, and who is, for the purposes of the Tax Act, resident or deemed to be resident in Canada (a “Canadian Holder”). The Common Shares will generally be considered capital property to a Canadian Holder unless either the holder holds or uses or is deemed to hold or use such Common Shares in the course of carrying on a business of buying and selling securities or the holder has acquired or has been deemed to acquire the Common Shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Canadian Holders who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to make an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Common Shares and every other “Canadian security” (as defined in the Tax Act), owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Canadian Holders that are considering making such an election should consult with their own tax advisors.

This summary is not applicable to any holder which is a “financial institution” for the purposes of the mark-to-market rules in the Tax Act, or a “specified financial institution” (as defined in the Tax Act), to any holder an interest in which would be a “tax shelter investment” (as defined in the Tax Act), to any holder who has made a functional currency election pursuant to the Tax Act, to any holder that is a corporation resident in Canada (for purposes of the Tax Act) that is, or becomes a part of a series of transactions that includes the acquisition of the Common Shares, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in Section 212.3 of the Tax Act, any holder that is exempt from tax under the Tax Act and any holder that has or will enter into a “derivative forward agreement” or “synthetic disposition agreement” with respect to the Common Shares.

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This summary is based on the current provisions of the Tax Act, the Regulations, the Proposed Tax Amendments and counsel’s understanding of the administrative and assessing practices and policies of the CRA which have been made publicly available prior to the date hereof. No assurances can be given that the Proposed Tax Amendments will be enacted or will be enacted as proposed. Other than the Proposed Tax Amendments, this summary does not take into account or anticipate any changes in law or the administration policies or assessing practice of CRA, whether by judicial, legislative, governmental or administrative decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder and no representations with respect to the income tax consequences to any particular holder are made. This summary is not exhaustive of all possible Canadian federal income tax considerations. Accordingly, prospective investors in Common Shares should consult their own tax advisors with respect to their own particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares, including interest, dividends, adjusted cost base and proceeds of disposition must be converted into Canadian dollars based on the relevant noon exchange rate quoted by the Bank of Canada on the effective date (as determined in accordance with the Tax Act) of the related acquisition, disposition or recognition of income.

Acquisition of Common Shares

The adjusted cost base to a Canadian Holder of the Common Shares acquired pursuant to the Offering will be determined by averaging the cost of the Common Shares so acquired with the adjusted cost base to the Canadian Holder of any other Common Shares that are held by the Canadian Holder at the time of acquisition.

Dividends on Common Shares

A Canadian Holder that is an individual (other than certain trusts) will be required to include in computing the holder’s income for a taxation year any taxable dividends received or deemed to be received on the Common Shares. Such taxable dividends will be subject to the gross-up and dividend tax credit rules in the Tax Act, including the enhanced dividend tax credit rules applicable to any dividend designated as an “eligible dividend” by the Company. There may be limitations on the ability of the Company to designate dividends as eligible dividends.

A Canadian Holder that is a corporation will include dividends received or deemed to be received on the Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33⅓% of the dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing taxable income. However, on December 9, 2015, the Minister of Finance (Canada) tabled Bill C-2 which proposes to increase the rate of the refundable tax imposed under Part IV of the Tax Act from 33⅓% to 38⅓% for, generally, all dividends received after 2015. This Bill has not yet been enacted.

Disposition of Common Shares

In general, a Canadian Holder of a Common Share will realize a capital gain (or a capital loss) on a disposition, or a deemed disposition of such Common Share (other than to the Company), equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the holder.

A Canadian Holder will be required to include in income one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year of a disposition of the Common Shares and will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the year of a disposition, in accordance with the provisions of the Tax Act. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and in the circumstances provided in the Tax Act.

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In general, in the case of a Canadian Holder that is a corporation, the amount of any capital loss otherwise determined arising from a disposition or deemed disposition of Common Shares may be reduced by the amount of dividends previously received thereon, or deemed received thereon, to the extent and under circumstances prescribed in the Tax Act. Analogous rules apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust which owns Common Shares. Canadian Holders to whom these rules may apply should consult their own tax advisors

A Canadian Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6⅔% of its “aggregate investment income”, as defined in the Tax Act, for the year which is defined to include taxable capital gains. However, on December 9, 2015, the Minister of Finance (Canada) tabled Bill C-2 which proposes to increase the rate from 6⅔% to 10⅔% for all taxation years that end after 2015 (and such rate will be prorated for taxation years beginning before 2016 according to the number of days in the taxation year that are after 2015). This Bill has not yet been enacted.

Capital gains and dividends realized by an individual may give rise to a liability for minimum tax.

PRICE RANGE AND TRADING VOLUME

The outstanding Common Shares are listed on the TSX under the symbol “SEA” and on NYSE under the symbol “SA”. The following table sets forth, for the 12-month period prior to the date of this prospectus supplement, details of the trading prices and volume (rounded up or down to the nearest one hundredth) on a monthly basis of the Common Shares on the TSX and the NYSE, respectively.

	TSX			NYSE
Period	High (CDN$)	Low (CDN$)	Volume	High (US$)	Low (US$)	Volume
2016
April 1 -
March	17.08	11.86	22,879	12.77	8.82	29,448,417
February	12.87	8.48	15,771	9.30	6.03	19,268,658
January	13.55	7.99	14,345	9.63	5.46	16,338,281
2015
December	12.25	10.31	9,586	9.00	7.70	11,022,793
November	11.42	9.50	10,586	8.74	7.14	11,781,249
October	12.60	7.44	11,503	9.58	5.61	16,399,650
September	8.75	7.13	6,702	6.68	5.31	10,320,461
August	9.33	4.78	11,612	7.12	3.62	19,372,092
July	7.87	4.34	9,610	6.23	3.31	13,506,636
June	8.44	7.45	5,025	6.77	5.98	7,975,779
May	7.85	7.21	6,559	6.49	5.78	7,056,032
April	8.50	7.01	5,995	6.82	5.53	10,983,323

On April            , 2016, the closing price of the Common Shares on the TSX and the NYSE was CDN$        and US$       per Common Share, respectively.

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PLAN OF DISTRIBUTION

The Company is offering the Common Shares offered hereby through the Underwriters named below. Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters has severally agreed to purchase the number of Common Shares listed next to its name in the following table:

Underwriters	Number of Common Shares
Canaccord Genuity Corp.

Total

The Underwriting Agreement provides that the Underwriters must buy all of the Common Shares offered hereby if they buy any of them. However, the Underwriters are not required to take or pay for the Common Shares covered by the Over-Allotment Option described below.

The Common Shares are offered subject to a number of conditions, including:

•	receipt and acceptance of the Common Shares by the Underwriters;

•	the Underwriters’ right to reject orders in whole or in part;

•	approval of legal matters by their counsel, including the validity of the Common Shares; and

•	other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officers’ certificates and legal opinions.

The obligations of the Underwriters under the Underwriting Agreement are subject to certain conditions and may be terminated at the Underwriters’ discretion upon the occurrence of the events specified in the Underwriting Agreement. In connection with the Offering, certain of the Underwriters or securities dealers may distribute this prospectus supplement and the accompanying prospectus electronically.

The Offering is being made concurrently in the provinces of British Columbia, Alberta and Ontario, and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. Offers and sales of Common Shares outside of Canada and the United States will be made in accordance with applicable laws in such jurisdictions.

The Company has granted the Underwriters the Over-Allotment Option to buy up to         additional Common Shares. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the Offering. The Underwriters have 14 days from the Closing Date to exercise the Over-Allotment Option. If the Underwriters exercise this option, they will each purchase the additional Common Shares issuable pursuant to the Over-Allotment Option approximately in proportion to the amounts specified in the table above. Under applicable Canadian securities laws, this prospectus supplement and the accompanying prospectus also qualify for distribution the Over-Allotment Option and the Common Shares issued pursuant to exercise of the Over-Allotment Option.

Commissions

Common Shares sold by the Underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. After the Underwriters have made a reasonable effort to sell all of the Common Shares offered hereby at the price specified in the prospectus supplement, the offering price may be decreased, and further changed from time to time, to an amount not greater than the initial offering price, and compensation realized by the Underwriters will decrease by the amount that the aggregate price paid by purchasers for the Common Shares is less than the gross proceeds paid by the Underwriters to the Company. Upon execution of the Underwriting Agreement, the Underwriters will be obligated to purchase the Common Shares subject to the conditions stated therein, at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

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The following table shows the per Common Share and total underwriting commission the Company will pay to the Underwriters, assuming both no exercise and full exercise of the Over-Allotment Option.

	Over-Allotment Option not exercised	Over-Allotment Option fully exercised
Per Common Share	CDN$	CDN$
Total	CDN$	CDN$

The Company estimates that the total expenses of the Offering and the Private Placement payable by the Company, not including the underwriting commissions, will be approximately CDN$         and CDN$         respectively, which includes approximately CDN$          and CDN$          of reimbursable expenses paid to the Underwriters and the Private Placement Underwriters, respectively.

No Sales of Similar Securities

The Company has agreed in the Underwriting Agreement not to issue any common shares of the Company or financial instruments convertible or exercisable into common shares of the Company (other than under the Private Placement (see “Concurrent Private Placement”)), for the purposes of directors’, officers’ or employee stock options or to satisfy existing rights, warrants, options, agreements, instruments or other arrangements or arm’s length acquisitions of mining companies or mineral projects) or announce any intention to do so until 120 days after the closing date of the Offering without the prior consent of Canaccord, such consent not to be unreasonably withheld. The Company also agreed to use its reasonable efforts to restrict its officers, directors, and any member of senior management from selling any securities in the Company on or prior to the closing of the Offering without the prior written consent of Canaccord, such consent not to be unreasonably withheld or delayed.

Indemnification and Contribution

The Company has agreed in the Underwriting Agreement to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and Canadian securities laws, and, where such indemnification is unavailable, to contribute to payments that the Underwriters may be required to make in respect of such liabilities.

Price Stabilization, Short Positions

In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares in accordance with applicable market stabilization rules.

The Underwriters may over-allot Common Shares in connection with the Offering, thus creating a short position for their own account. Short sales involve the sale by the Underwriters of a greater number of Common Shares than they are committed to purchase in the Offering. To cover these short sales positions or to stabilize the market price of the Common Shares, the Underwriters may bid for, and purchase, Common Shares in the open market. These transactions may be effected on the NYSE, the TSX or otherwise. Additionally, the representatives, on behalf of the Underwriters, may also reclaim selling concessions allowed to another Underwriter or dealer. Similar to other purchase transactions, the Underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of the Common Shares may have the effect of raising or maintaining the market price of the Common Shares or preventing or mitigating a decline in the market price of the Common Shares. As a result, the price of the Common Shares may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The Underwriters are not required to engage in these activities and, if commenced, the Underwriters may discontinue any of these activities at any time.

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Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Common Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions including: (a) a bid for or purchase of Common Shares if the bid or purchase is made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriter, or if the client’s order was solicited, the solicitation occurred before the commencement of a prescribed restricted period, and (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

Affiliations

Some of the Underwriters and/or their affiliates have in the past engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Company for which they have received, and would expect to receive, customary fees and commissions.

Copies of this prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the Underwriters. The representatives may agree to allocate a number of Common Shares to Underwriters for sale to their online brokerage account holders. The representatives will allocate Common Shares to Underwriters that may make internet distributions on the same basis as other allocations. In addition, Common Shares may be sold by the Underwriters to securities dealers who resell shares to online brokerage account holders.

LEGAL MATTERS

Certain legal matters related to the Common Shares offered pursuant to this prospectus supplement will be passed upon on behalf of the Company by DuMoulin Black LLP with respect to Canadian legal matters other than tax-related matters, by Thorsteinssons LLP with respect to Canadian tax-related matters, and by Carter Ledyard & Milburn LLP with respect to United States legal matters, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP with respect to Canadian legal matters, and by Skadden, Arps, Slate, Meagher & Flom LLP with respect to United States legal matters. At the date of this prospectus supplement, the partners and associates of DuMoulin Black LLP beneficially own less than 1% of the Company’s outstanding securities. At the date of this prospectus supplement, the partners and associates of Thorsteinssons LLP beneficially own less than 1% of the Company’s outstanding securities. At the date of this prospectus supplement, the partners and associates of Blake, Cassels & Graydon LLP beneficially own less than 1% of the Company’s outstanding securities.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying prospectus solely for the purposes of the Offering.

The following documents, which have been filed by the Company with the securities commissions or similar authorities in British Columbia, Alberta and Ontario (the “Commissions”) and filed with or furnished to the SEC, are specifically incorporated by reference into, and form an integral part of, the accompanying prospectus, as supplemented by this prospectus supplement:

(a)	the 2015 AIF;

(b)	the management proxy circular dated May 4, 2015 prepared in connection with Seabridge’s annual meeting of shareholders held on June 24, 2015;

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(c)	the annual audited consolidated financial statements of Seabridge for the year ended December 31, 2015, together with the notes thereto and the auditors’ report thereon dated March 24, 2016; and

(d)	the management’s discussion and analysis of financial condition and results of operations of Seabridge for the year ended December 31, 2015.

Any material change reports (excluding confidential material change reports), any interim and annual consolidated financial statements and related management’s discussion and analysis, proxy circulars (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein), any business acquisition reports, and any other disclosure documents required to be filed pursuant to an undertaking to a provincial or territorial securities regulatory authority that are filed by the Company with various securities commissions or similar authorities in Canada after the date of this prospectus supplement and prior to the termination of the Offering, shall be deemed to be incorporated by reference in the accompanying prospectus, as supplemented by this prospectus supplement. In addition, to the extent indicated in any Report on Form 6-K furnished to the SEC or in any Report on Form 20-F or Form 40-F filed with the SEC, any information included therein shall be deemed to be incorporated by reference in the accompanying prospectus, as supplemented by this prospectus supplement.

Any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference in the accompanying prospectus shall be deemed to be modified or superseded for purposes of the Offering to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the accompanying prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus supplement or the accompanying prospectus, except as so modified or superseded.

Upon a new annual information form and the related annual financial statements and the accompanying management’s discussion and analysis being filed by the Company with, and, where required, accepted by, the applicable Commissions or similar regulatory authorities during the currency of the accompanying prospectus, the previous annual information form, the previous annual financial statements and the accompanying management’s discussion and analysis and all quarterly financial statements, material change reports, any business acquisition reports and proxy circulars filed prior to the commencement of the Company’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into the accompanying prospectus for purposes of further offers and sales of securities hereunder.

Upon each new filing of interim financial statements and related management’s discussion and analysis filed with the Commissions during the currency of the accompanying prospectus, the previous interim financial statements and management’s discussion and analysis filed prior to the commencement of the then current interim period will be deemed no longer to be incorporated into the accompanying prospectus for purposes of future offers and sales of Common Shares hereunder.

Upon a new proxy circular in respect of an annual meeting of shareholders being filed by the Company with the Commissions during the currency of the accompanying prospectus, any previously-filed proxy circulars will be deemed no longer to be incorporated into the accompanying prospectus for purposes of future offers and sales of Common Shares hereunder.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of Seabridge Gold Inc., at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292.

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References to the Company’s website in any documents that are incorporated by reference into this prospectus supplement and the accompanying prospectus do not incorporate by reference the information on such website into this prospectus supplement or the accompanying prospectus, and the Company disclaims any such incorporation by reference.

MARKETING MATERIALS

Any “template” version of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) that are prepared in connection with the Offering are not part of this prospectus supplement and the accompanying prospectus to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this prospectus supplement. Any template version of any marketing materials that has been, or will be, filed on SEDAR (www.sedar.com) or with the SEC (www.sec.gov) before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus solely for the purposes of the Offering.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in the accompanying prospectus under the heading “Documents Filed as Part of the Registration Statement”, the Underwriting Agreement and the consent of Thorsteinssons LLP has been or will be filed with the SEC as part of the registration statement to which this prospectus supplement relates.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company’s auditors are KPMG LLP, Chartered Professional Accountants, of Suite 4600, 333 Bay Street, Toronto, Ontario, Canada. KPMG LLP has reported that it is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and are independent accountants under all relevant U.S. professional and regulatory standards.

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal office at 100 University Ave., 9th Floor, Toronto, Ontario, Canada M5J 2Y1 and co-transfer points at 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 and Computershare Trust Company, N.A., at 350 Indiana Street, Suite 800, Golden, Colorado, USA 80401.

ADDITIONAL INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 relating to the Common Shares. This prospectus supplement and the accompanying prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information.

The Company is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

You may read any document that the Company has filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. You may read and download some of the documents that the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities at www.sedar.com.

S-21

This short form base shelf prospectus has been filed under legislation in the provinces of British Columbia, Alberta and Ontario that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada and the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of Seabridge Gold Inc., at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292 and are also available electronically at www.sedar.com and www.sec.gov/edgar.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	November 26, 2014

SEABRIDGE GOLD INC.

CDN$100,000,000

COMMON SHARES

Seabridge Gold Inc. (the "Company" or "Seabridge") may offer for sale hereunder and issue, from time to time, Common shares of the Company ("Common Shares") with the total gross proceeds not to exceed CDN$100,000,000 during the 25 month period that this short form base shelf prospectus (this "Prospectus"), including any amendments hereto, remains effective. The Common Shares may be offered hereunder in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement ("Prospectus Supplement").

The specific terms of the Common Shares in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include the number of Common Shares offered, the offering price and any other specific terms.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Common Shares to which the Prospectus Supplement pertains.

An investment in the Common Shares involves a high degree of risk. You should carefully read the "Risk Factors" section in this Prospectus.

This offering is made by a Canadian issuer that is permitted under a multi-jurisdictional disclosure system adopted by the United States and Canada to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The Company prepares its annual financial statements, including those incorporated herein by reference, in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board, and its interim financial statements, including those incorporated herein by reference, in accordance with International Accounting Standard 34, Interim Financial Reporting. As a result, the Company's financial statements may not be comparable to financial statements of United States companies that report in accordance to United States Generally Accepted Accounting Principles ("U.S. GAAP").

Prospective investors should be aware that the acquisition and disposition of Common Shares may have tax consequences both in the United States and in Canada. This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. Prospective investors should read the tax discussion contained in this Prospectus and any applicable Prospectus Supplement with respect to a particular offering of Common Shares.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Seabridge exists under the federal laws of Canada, many of the Company's officers and directors are residents of Canada, some or all of the experts named in this Prospectus are residents of Canada, and most of the Company's assets and the assets of said persons are located outside the United States. See "Enforceability of Civil Liabilities."

Neither the United States Securities and Exchange Commission (the "SEC"), nor any state securities regulator, has approved or disapproved of the Common Shares offered hereby, passed upon the accuracy or adequacy of this Prospectus or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

This Prospectus constitutes a public offering of Common Shares only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Common Shares. Seabridge may offer and sell Common Shares to, or through, underwriters or dealers and also may offer and sell Common Shares directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. The Prospectus Supplement relating to each issue of Common Shares offered thereby will set forth the names of any underwriters, dealers or agents involved in the offering and sale of the Common Shares, if any, and will set forth the terms of the offering of the Common Shares, the method of distribution of Common Shares, including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents, if any, and any other material terms of the plan of distribution.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

In connection with any offering of Common Shares, except as set out in a Prospectus Supplement relating to a particular offering of Common Shares, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

The Common Shares are listed on The Toronto Stock Exchange ("TSX") under the symbol "SEA" and the New York Stock Exchange ("NYSE") under the symbol "SA". The closing price of the Common Shares on the TSX and NYSE on November 25, 2014 was CDN$9.47 and US$8.40 per share, respectively.

The Company's head office is at 106 Front Street East, Suite 400, Toronto, Ontario, Canada, M5A 1E1 and its registered office is at 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

 ii

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference into this Prospectus or any Prospectus Supplement. Seabridge has not authorized anyone to provide you with different information. Seabridge is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should bear in mind that the information contained in this Prospectus and any Prospectus Supplement is accurate as of the date on the front of such documents and that information contained in any document incorporated by reference is accurate only as of the date of that document. Such information may also be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this Prospectus and by any subsequently filed prospectus amendments.

This Prospectus provides a general description of the securities that the Company may offer. Each time the Company sells securities under this Prospectus, it will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any securities, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under "Documents Incorporated by Reference".

This Prospectus is part of a registration statement on Form F-10 relating to the Common Shares that the Company filed with the SEC. This Prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. If you are a U.S. resident or are otherwise subject to United States securities laws, you should refer to the registration statement and the exhibits to the registration statement for further information.

Unless the context otherwise requires, references in this Prospectus and any Prospectus Supplement to "Seabridge" or the "Company" includes Seabridge Gold Inc. and each of its subsidiaries.

The following table sets forth the factors for converting imperial measurements to metric equivalents:

To Convert From	To	Multiply By
Feet	Meters	0.305
Meters (m)	Feet	3.281
Miles	Kilometers	1.609
Kilometers (km)	Miles	0.6214
Acres	Hectares	0.405
Hectares (ha)	Acres	2.471
Grams	Ounces (Troy)	0.03215
Grams/Tonne (g/t)	Ounces (Troy)/Short Ton	0.02917
Tonnes (metric)	Pounds	2,205
Tonnes (metric)	Short Tons	1.1023

Abbreviations of unit measures are used in this Prospectus and any Prospectus Supplement in addition to those indicated in the table above as follows:

Bt - Billion tonnes	Ga - Gigaannum	kWh - Kilowatt hours	Mlb - Million pounds
Mm³ - Million cubic meters	Moz - Million ounces	m/s - Meters per second	Mt - Million tonnes
MWh - Megawatt hours	ppm - Parts per million	ppb – parts per billion	tpd – tonnes per day
W/m²- Watts per square meter

See "Glossary of Technical Terms" for a description of some important technical terms used or to be used in this Prospectus and any Prospectus Supplement and the documents incorporated by reference herein. A more detailed glossary appears in the Company's revised annual information form dated November 26, 2014 for the year ended December 31, 2013 (the "AIF"), which is incorporated herein by reference.

CAUTIONARY NOTE TO UNITED STATES INVESTORS ABOUT MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The Company is permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus, including the documents incorporated by reference herein, in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Prospectus have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, including those set out in SEC Industry Guide 7 under the U.S. Exchange Act (as herein defined), as interpreted by the staff of the SEC, and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

Without limiting the foregoing, this Prospectus, including the documents incorporated by reference herein, uses the terms "measured", "indicated" and "inferred" resources. U.S. investors are cautioned that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

U.S. investors should also understand that "inferred resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the "inferred resources" exist, are economically or legally mineable or will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" in a mineral resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report "resources" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this Prospectus, or in the documents incorporated by reference, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The financial statements incorporated by reference in this Prospectus and any Prospectus Supplement, and the selected consolidated financial data derived therefrom included in this Prospectus and any Prospectus Supplement, are presented in Canadian dollars. In this Prospectus and any Prospectus Supplement, references to "CDN$" or "$" are to Canadian dollars and references to "US$" are to United States dollars. See "Currency Presentation and Exchange Rate Information".

The annual financial statements incorporated by reference in this Prospectus and any Prospectus Supplement, and the selected consolidated financial data derived therefrom included in this Prospectus and any Prospectus Supplement, have been prepared in accordance with IFRS, and the interim financial statements, incorporated by reference in this Prospectus and any Prospectus Supplement, and the selected consolidated financial data derived therefrom included in this Prospectus and any Prospectus Supplement have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. IFRS differs in some material respects from U.S. GAAP and so these financial statements may not be comparable to the financial statements of U.S. companies that report in accordance with U.S. GAAP. As a result, certain financial information included or incorporated in the Prospectus may not be comparable to financial information prepared by companies in the U.S.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and any Prospectus Supplement, and the documents incorporated by reference into this Prospectus and any Prospectus Supplement, contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws concerning future events or future performance with respect to the Company's projects, business approach and plans, including production, capital, operating and cash flow estimates, business transactions such as the potential sale or joint venture of the Company's KSM Project and Courageous Lake Project (each as defined herein) and the acquisition of interests in mineral properties; requirements for additional capital; the estimation of mineral resources and reserves; and the timing of completion and success of exploration and development activities, community relations, required regulatory and third party consents, permitting and related programs in relation to the KSM Project and Courageous Lake Project. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "believes", "plans", "projects", "estimates", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements and forward-looking information (collectively referred to in the following information simply as "forward-looking statements"). In addition, statements concerning mineral resource and reserve estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization expected to be encountered if a mineral property is developed.

Forward-looking statements are necessarily based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments. In making the forward-looking statements in this Prospectus and any Prospectus Supplement the Company has applied several material assumptions including, but not limited to, the assumption that: (1) market fundamentals will result in sustained demand and prices for gold and copper, and to a much lesser degree, silver and molybdenum; (2) the potential for production at its mineral projects will continue operationally, legally and economically; (3) any additional financing needed will be available on reasonable terms; and (4) estimated mineral resources and reserves at the Company's projects have merit and there is continuity of mineralization as reflected in such estimates.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	the Company's history of losses and negative cash flows from operations and expectation of future losses and negative cash flows from operations;
•	risks related to the Company's ability to finance its exploration activities and future development activities through joint ventures, the sale of property interests or obtaining suitable financing;
•	uncertainty of whether the reserves estimated on the Company's mineral properties will be brought into production;
•	uncertainties relating to the assumptions underlying the Company's resource and reserve estimates;
•	uncertainty of estimates of capital costs, operating costs, production and economic returns;
•	risks related to commercially producing precious metals from the Company's mineral properties;
•	risks related to fluctuations in the market price of gold, copper and other metals;
•	risks related to fluctuations in foreign exchange rates;

•	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable;
•	risks related to obtaining all necessary permits and governmental approvals for exploration, development and mining activities, including in respect of environmental regulation;
•	uncertainty related to title to the Company's mineral properties and rights of access over or through lands subject to third party mineral tenures;
•	risks related to unsettled First Nations rights and title, including risks arising as a result of the Supreme Court of Canada decision in Tsilhqot'in Nation v. British Columbia of June 26, 2014, and settled Treaty Nations' rights;
•	risks related to increases in demand for exploration, development and construction services equipment, and related cost increases;
•	increased competition in the mining industry;
•	the Company's need to attract and retain qualified management and personnel;
•	risks related to conflicts of interest due to some of the Company's directors' and officers' involvement with other natural resource companies; and
•	the Company's classification as a "passive foreign investment company" under the United States tax code.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus under the heading "Risk Factors" and elsewhere in this Prospectus, in any applicable Prospectus Supplement, and in the documents incorporated by reference herein and therein. In addition, although the Company has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended. Most of the foregoing factors are beyond the Company's ability to control or predict. It is also noted that while Seabridge engages in exploration and development of its properties, it does not plan to undertake production activities by itself.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and such beliefs, expectations and opinions are subject to change after such date. The Company does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

This Prospectus contains references to United States dollars (US$) and Canadian dollars (CDN$ or $). On November 25, 2014, the the noon buying rate for Canadian dollars in terms of United States dollars, as reported by the Bank of Canada, was US$1.00=CDN$1.1261 or CDN$1.00=US$0.8880.

The following table sets out, for each period indicated, the high and low exchange rates for one Canadian dollar expressed in United States dollars, the average of such exchange rates during such period, and the exchange rate at the end of such period based on the noon buying rate as reported by the Bank of Canada:

	Year Ended December 31			Nine Months Ended September 30
	2013	2012	2011	2014	2013
	(US$)			(US$)
Highest rate during period	US$1.0188	US$1.0371	US$1.0630	US$0.9399	US$1.0165

Lowest rate during period	0.9314	0.9576	0.9383	0.8893	0.9463

Average rate during period	0.9710	1.0004	1.0111	0.9139	0.9771

Rate at the end of period	0.9402	1.0051	0.9833	0.8963	0.9732

The average exchange rate is calculated using the average of the noon buying rate on the last business day of each month during the applicable fiscal year or interim period. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years and investors are cautioned not to assume that the exchange rates presented here are necessarily indicative of future exchange rates.

THE COMPANY

The following description of the Company and its business is derived from selected information about the Company contained in the documents incorporated by reference into this Prospectus. This description does not contain all of the information about the Company and its properties and business that you should consider before investing in the Common Shares. You should carefully read the entire Prospectus and any applicable Prospectus Supplement, including the section entitled "Risk Factors", as well as the documents incorporated by reference into this Prospectus and the applicable Prospectus Supplement, before making an investment decision.

Corporate Information

Seabridge is a gold resource company whose principal properties are the KSM Project (for Kerr-Sulphurets-Mitchell) located in Northern British Columbia, Canada (the "KSM Project") and the Courageous Lake project located in the Northwest Territories, Canada (the "Courageous Lake Project"). The Company exists under the Canada Business Corporations Act. The Company presently has five active wholly-owned subsidiaries: Seabridge Gold (NWT) Inc., a company incorporated under the laws of the Northwest Territories of Canada; Seabridge Gold Corporation, a Nevada corporation; Pacific Intermountain Gold, Corporation, a Nevada corporation; 5555 Gold Inc., a Nevada corporation and 5555 Silver Inc., a Nevada corporation. The following diagram illustrates the current inter-corporate relationships among the Company, its subsidiaries and its projects:

* Seabridge has entered into option agreements under which a 100% interest in each of the Red Mountain, Quartz Mountain and Castle Black Rock projects may be acquired by third parties.

Summary Description of Business

Since 1999, Seabridge has taken steps to achieve its goal of providing strong returns to shareholders by maximizing leverage to the price of gold. The Company's strategy to achieve this goal is to optimize gold ownership per Common Share by increasing gold resources more rapidly than the number of Common Shares outstanding. This ratio of gold ownership per Common Share has provided a simple but effective measure for evaluating dollars spent on behalf of shareholders.

In 1999, management decided that Seabridge's strategic focus would be on acquiring, exploring and developing gold deposits. Seabridge determined it would not build or operate mines, but that it would look to partner or sell assets that were ready for production. In the Company's view, building mines adds considerable technical and financial risks and requires a different set of skills and resources. Seabridge also concluded that early stage exploration would be too risky in terms of trying to achieve a growing ratio of gold ownership per Common Share. The Company therefore narrowed the activities it would undertake to the following three phases, which phases it planned to progress through in the order set forth and in response to increases in the price of gold: (i) acquiring known gold deposits, (ii) expanding the deposits, and (iii) defining the economic parameters of the deposits through engineering studies and upgrading mineral resources to reserves. The Company believed this was a relatively lower-risk and less capital-intensive strategy consistent with the goal of optimizing gold ownership per Common Share.

In 1999, Seabridge set out to buy gold deposits in North America that were not economic in a low gold price environment. North America was selected as the preferred jurisdiction because of its established mineral tenure and permitting procedures, political stability and infrastructure advantages. At that time, many projects were for sale at distressed prices as producers struggled to stay in business. Seabridge decided it would acquire projects with three main characteristics:

1.	Proven resources with quality work done by reputable companies;

2.	Upside exploration potential; and

3.	Low holding costs to conserve cash in the event that a higher gold price was not achieved.

From 1999 to 2002, Seabridge acquired eight deposits with gold resources in North America, paying less than US$1.00 per ounce of resource (using aggregate ounces from all resource categories) and has been paying less than US$0.10 per ounce per year in holding costs. Previous owners had spent an estimated US$300 million exploring and developing these deposits.

By 2002, with the gold price on the rise, the Company believed that it was becoming more expensive to acquire existing resources, and the cost-benefit equation tilted in favor of increasing gold ownership through exploration. Seabridge's strategy entered its second phase, which was to expand the Company's resource base by carefully targeted exploration. This phase proved highly successful, with total measured and indicated gold resources growing 579% between 2003 and 2013 and Common Shares outstanding increasing only 71% during the same period.

By 2008, the gold price had risen sufficiently to make Seabridge think that a number of its projects might be economic. Therefore Seabridge began work on the third phase of its strategy: defining the economics of its projects through engineering studies and upgrading resources to reserves. This effort focused on the KSM Project, which, during the exploration phase, had emerged as the Company's most important asset. The permitting process began and the Company undertook substantial infill drilling programs to raise the confidence level in the project's resources. This work led to a completed Preliminary Feasibility Study for the KSM Project in March 2010, which was updated in June, 2011. Since that date the Company has undertaken further optimization work at the KSM Project and revised its project design based on input received from regulatory authorities and aboriginal groups, which work is reflected in the third Preliminary Feasibility Study for the KSM Project, initially completed in June 2012 but revised to include a post-tax economic analysis in November 2014, entitled "2012 KSM (Kerr-Sulphurets-Mitchell) Prefeasibility Study" with an effective date of June 22, 2012 (the "2012 KSM PFS Report"). The Company submitted its provincial Application for an Environmental Assessment certificate (the "EA Application") and its federal Environmental Impact Statement ("EIS") in the first quarter of 2013. The provincial government approved the Application and issued an Environmental Assessment Certificate on July 30, 2014 and the federal review of the EIS is in its final stages. The EA Application/EIS is based on the KSM Project design in the 2012 KSM PFS Report. In conjunction with working through the environmental assessment process, the Company is also working to advance the process of engagement with the Nisga'a Nation and other First Nations groups potentially impacted by the project.

In 2010, the Company also turned its attention to its second-largest asset, the Courageous Lake Project. A preliminary economic assessment of this project was completed in early 2008 and indicated that the project's economics were marginal at the then prevailing gold price. Given the increase in the gold price since early 2008, the Company decided to start taking the Courageous Lake Project along a similar development path to the KSM Project, including additional drilling and further engineering work, and completed a preliminary feasibility study in July, 2012.

In 2012, the Company also decided to undertake drilling of new targets at both the KSM Project, in search of higher grade core zones, and the Courageous Lake Project, in search of deposits of higher grade material, that could improve the economics of each project. The exploration programs from the 2012 and 2013 seasons were very successful, with the generation of resource estimates for the new Deep Kerr deposit at the KSM Project and the new Walsh Lake deposit at the Courageous Lake Project and encouraging results obtained at other targets at the KSM Project, including below the Iron Cap deposit. The primary focus of the 2014 KSM exploration program is to expand the Deep Kerr resource and also increase its average grade. The second objective is to test several more identified and highly prospective core zone targets which have the potential for large, high grade deposits similar to Deep Kerr, including the Iron Cap deposit at depth.

To date, work on the KSM Project and the Courageous Lake Project has been funded in part by the sale of, or the optioning of, non-core assets, consistent with the Company's strategy of limiting share dilution. The Company has sold its early-stage Nevada properties and the Grassy Mountain Project and entered into option agreements in respect of each of the Red Mountain, Quartz Mountain, Castle Black Rock, Four Mile Basin and Liberty Springs projects under which the respective optionees may acquire a 100% interest in such properties. The Grassy Mountain project was sold in February, 2013 upon exercise of the option to acquire a 100% interest in the Grassy Mountain property granted by the Company in 2011. In April, 2014, the Company entered into an option agreement under which a 100% interest in the Red Mountain Project may be acquired by IDM Mining Ltd. (then Revolution Resources Corp.). In June, 2014 the option agreements in respect of the Four Mile Basin and Liberty Springs Projects were terminated.

At the date of this Prospectus, the estimated gold resources at the Company's properties, including properties optioned to third parties, are set forth in the following table and are broken down by project and resource category.

Mineral Resources (Gold and Copper)1

		Measured					Indicated					Inferred
PROJECT	Cut- Off Grade (g/T)	Tonnesl (000's)	Gold Grade (g/t)	Gold (000's ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000's)	Gold Grade (g/t)	Gold (000's ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000's)	Gold Grade (g/t)	Gold (000's ozs)	Copper Grade (%)	Copper (million lbs)
KSM Mitchell	0.50	724,000	0.65	15,130	0.18	2,872	1,052,900	0.58	19,634	0.16	3,713	567,800	0.44	8,032	0.14	1,752
Sulphurets	gold	—	—	—	—	—	370,900	0.59	7,036	0.21	1,717	177,100	0.50	2,847	0.15	585
Kerr	equiv.²	—	—	—	—	—	270,400	0.24	2,086	0.46	2,741	85,000	0.24	656	0.28	525
Iron Cap		—	—	—	—	—	361,700	0.44	5,117	0.21	1,674	297,300	0.36	3,441	0.20	1,310
KSM Total³	—	724,000	0.65	15,130	0.18	2,872	2,055,900	0.51	33,873	0.22	9,845	1,127,200	0.41	14,976	0.17	4,172
Deep Kerr[3]	$20 NSR[2]	—	—	—	—	—	—	—	—	—	—	514,700	0.36	5,914	0.53	6,052
Courageous Lake:

Fat Deposit	0.83	13,401	2.53	1,090	—	—	93,914	2.28	6,884	—	—	48,963	2.18	3,432	—	—

Walsh Lake[3]	0.60	—	—	—	—	—	—	—	—	—	—	4,624	3.24	482	—	—
Quartz Mountain³	0.34	3,480	0.98	110	—	—	54,330	0.91	1,591	—	—	44,800	0.72	1,043	—	—
Red Mountain³	1.00	1,260	8.01	324	—	—	340	7.041	76	—	—	2,079	3.71	248	—	—
Castle Black Rock³	0.25	4,120	0.57	75	—	—	8,260	0.53	140	—	—	7,950	0.37	93	—	—

1.	These resource estimates have been prepared in accordance with NI 43-101. See "Cautionary Note to United States Investors".

2.	The cut-off grade for the KSM Project is stated in amount of gold equivalent which takes into consideration the presence of copper, which contributes to project economics. The cut-off grade for Deep Kerr is stated as a dollar value in net smelter return (NSR).

3.	The effective date of each of the above resource estimates are January 9, 2012 for the KSM Project, February 14, 2014 for the Deep Kerr deposit, September 5, 2012 for the Fat Deposit (Courageous Lake Project), March 11, 2014 for the Wash Lake deposit (Courageous Lake Project), April 27, 2007 for the Grassy Mountain Project, April 12, 2002 for the Quartz Mountain Project, January, 2005 for the Red Mountain Project and October 5, 2000 for the Castle Black Rock Project.

4.	Seabridge has entered into option agreements under which a 100% interest in each of the Red Mountain, Quartz Mountain and Castle Black Rock projects may be acquired.

The measured and indicated mineral resources at the KSM Project and Courageous Lake Project are inclusive of mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Seabridge is seeking a sale or joint venture of its two core assets, the KSM Project and the Courageous Lake Project, or a sale of the Company, while the current phase of finding and delineating higher grade zones to improve the economics of these projects and additional de-risking of these projects is being advanced. One of the goals of the search for high grade core zones at the KSM Project was to change its economic profile. Before finding the Deep Kerr deposit, the KSM Project was a gold project with a robust copper credit that would appeal primarily to gold miners as prospective partners. Now, the KSM Project has a much stronger copper profile which opens up the potential for a joint venture with a large base metal producer. Realizing value for the Company's shareholders will depend on the potential financial return for a prospective purchaser or partner, successfully addressing regulatory and aboriginal concerns as well as market conditions at the time, especially gold and copper prices. The timing of sales or partnership agreements, if any, cannot be determined at this juncture.

The continuing success of the Company is dependent on: (1) advancing its projects through regulatory reviews, including, among other things, their aboriginal consultation processes, (2) exploration success on projects it is exploring on its own account, (3) strength in the price of gold and copper, and/or (4) successfully concluding negotiations under which others acquire interests in Seabridge's properties, whether under option agreements, joint venture earn-in, or by purchase.

MINERAL PROPERTIES OF THE COMPANY

KSM Project

Overview

The KSM Project is in the Iskut-Stikine region of British Columbia, approximately 21 kilometers south-southeast of the former Eskay Creek Mine and approximately 68 kilometers northwest of Stewart, British Columbia. The provincial government has recognized the significance of historical mining activity in this area, which includes the past producing Eskay Creek, Snip, Granduc, and Premier mines.

Access to the property is by helicopter from Stewart, British Columbia. Mobilization of equipment and personnel is staged from the Bob Quinn airstrip and from Bell II Crossing on the Stewart Cassiar Highway.

At the time the Company acquired the KSM Project in 2001, the project consisted of two distinct zones (Kerr and Sulphurets) which had been modeled separately by Placer Dome (CLA) Limited ("Placer Dome"). Subsequent drilling and engineering work by the Company has defined two new zones, the very large Mitchell Zone and the Iron Cap Zone.

From 2008 to 2011 Seabridge focused on further exploration and development of the four known deposits at the KSM Project and generated successive resource estimates and three preliminary feasibility studies, the most recent preliminary feasibility study being the 2012 KSM PFS Report with an effective date of June 22, 2012. Prior to preparing the 2012 KSM PFS Report, the Company initiated extensive community engagement with the Nisga'a Nation, aboriginal groups, public and stakeholders to provide information on the KSM Project and obtain feedback. Components of this program included site visits to operating and closed mines similar in size to the KSM Project to highlight proposed project details, numerous site visits to the KSM Project area, meetings with the Nisga'a Nation, aboriginal and local government elected officials and public open houses. In addition, Seabridge has participated in numerous working group meetings with Canadian federal and provincial regulators, U.S. federal and Alaska State regulators and aboriginal groups to review the project in detail as it has evolved. In general, public feedback on the project has been positive and input from this community engagement process has been used to make significant design changes to the project that were incorporated into the 2012 KSM PFS Report including:

•	isolating and lining a portion of the proposed tailing management facility to contain the tailings that will result from the precious metals carbon leach circuit;

•	re-routing proposed access from Highway 37 to the proposed process facility and tailing management area to avoid potential impacts on fisheries;

•	relocating discharges from the tailings management facility to protect sensitive fish habitats;

•	shifting from open pit to underground panel cave mining in the later years for the Mitchell deposit and also block caving the Iron Cap deposit. Underground mining is expected to reduce waste rock storage by more than two billion tonnes, resulting in significantly less potential environmental impact;

•	implementing a state of the art water treatment strategy to maximize environmental protection; and,

•	removing planned surface infrastructure associated with the Mitchell Treaty Tunnel at the "Saddle" and placing it underground to minimize surface disturbance and facilitate wildlife access.

In 2011, the Company also entered into an agreement with a subsidiary of Royal Gold, Inc. (such subsidiary referred to in this Prospectus as "RGLD") under which RGLD agreed to take down a CDN$30,000,000 private placement in Common Shares at a 15% premium to market and Seabridge granted to RGLD an option to acquire a 1.25% net smelter returns royalty ("NSR Royalty") on all gold and silver production from the KSM Project, which option is exercisable by payment of CDN$100,000,000 (but not to exceed US$125 million, converted at the exchange rate at the time) during a period of 60 days following the announcement of receipt of all material approvals and permits for the KSM Project, full project financing and certain other conditions. Seabridge also granted RGLD an 18 month option (the "RGLD Financing Option") to acquire an additional CDN$18 million in Common Shares that would be priced at a 15% premium over the market price at the time of subscription. Upon exercise, this additional investment in Seabridge shares would provide RGLD an option to acquire a further 0.75% NSR Royalty on all gold and silver production sales from the KSM Project for an additional CDN$60 million (but not to exceed US$75 million, converted at the exchange rate at the time) on the same conditions as the first NSR Royalty. In December, 2012, RLGD exercised the RGLD Financing Option and invested a further CDN$18 million in the Company and now holds options allowing it to acquire up to a 2.0% NSR Royalty on all gold and silver production sales from the KSM Project for an aggregate of CDN$160 million (but not to exceed US$200 million, converted at the exchange rate at the time).

In 2012, Seabridge continued development efforts, including work required for the submission and support of its EA Application/EIS, but changed its exploration focus at the KSM Project to a search for higher temperature core zones that typically concentrate high-grade metals within very large porphyry systems such as the KSM Project. Exploration in 2012, 2013 and 2014 has resulted in the discovery of one core zone, Deep Kerr, a new zone below the Iron Cap deposit, the Iron Cap Lower Zone (which still could have a core zone below it) and two more promising core targets. In the course of this work in 2012, the Company also discovered an epithermal deposit named the Camp Zone.

After completing drilling in 2013, the drill hole database for the KSM Project now includes 616 drill holes totaling approximately 201,472 meters. Over 93% of the holes at Mitchell and 92% of the holes at Iron Cap were drilled by Seabridge between 2006 and 2013.

In July, 2014, the Company's provincial EA Application for the KSM Project was approved and the federal EIS process is in its final stages. The Canadian Environmental Assessment Agency issued its Comprehensive Study Report in July 2014, which concluded that the KSM Project would not have significant impacts on the environment. Ths report will be used by the Federal Minister of the Environment in the development of her project decision. Seabridge believes that the EA Application/EIS materials demonstrate that the KSM Project, as designed, is environmentally responsible.

In June, 2014 the Company also entered into a comprehensive Benefits Agreement with the Nisga'a Nation and an agreement with the Gitanyow wilps represented by the Gitanyow Hereditary Chiefs Office (the "Gitanyow Huwilp"). The Benefits Agreement with the Nisga'a Nation establishes a long-term co-operative relationship between Seabridge and the Nisga'a Nation under which the Nisga'a Nation will support development of the Project, participate in economic benefits from the Project and provide ongoing advice. Under the agreement with the Gitanyow Huwilp, Seabridge agrees to provide funding for certain programs relating to wildlife, fish and water quality monitoring to address some of the concerns raised by the Gitanyow Huwilp, as well as for a committee to establish a means of maintaining communications about KSM Project related issues during operations.

In September, 2014, the Company has received early-stage construction permits for its KSM Project from the Province of British Columbia. The permits issued include: (1) authority to construct and use roadways along Coulter Creek and Treaty Creek; (2) rights-of-way for the proposed Mitchell-Treaty tunnels connecting project facilities; (3) permits for constructing and operating numerous camps required to support constructions activities; and (4) permits authorizing early-stage construction activities at the mine site and tailings management facility.

Land Status

The KSM property is comprised of three discontinuous claim blocks. These claim blocks are referred to as:

1. the KSM claim group;

2. the Seabee/Tina claims; and

3. the KSM placer claim block.

The first two claim blocks (KSM and Seabee/Tina) contain 117 mineral claims, consisting of both cell and legacy claims. The total area of the first two claim blocks is 40,455.3 hectares. The Seabee/Tina claim block is about 19 km northeast of the KSM claim group. The KSM claim group includes:

(a)	30 contiguous mineral cell claims covering an area of approximately 6,726 hectares within which the mineral deposits lie;

(b)	16 mineral legacy "BJ" claims covering approximately 6,225 hectares within which certain infrastructure for the proposed mining operation would lie;

(c)	18 mineral legacy "New BJ" claims covering approximately 6,026 hectares that are adjacent to the "BJ" claims described in paragraph (a).

The Seabee/Tina claims include 47 mineral cell claims (Seabee Property) and six mineral legacy claims (Tina Property), covering approximately 21,478 hectares, that are located about 19 kilometers northeast of the KSM property where certain of the KSM Project's proposed processing plants and tailings storage would be located.

The KSM placer claims include 44 placer cell claims covering an area of 11,749 hectares which are coincident in land area with most of the mineral cell claims within the KSM claim group.

These claims are 100% owned by the Company. Barrick Gold Corporation retains a 1% NSR Royalty that is capped at CDN$4.5 million. Two of the pre-converted claims at the Sulphurets property (Xray 2 and 6) are also subject to an effective 1% NSR capped at US$650,000. The two groups of BJ legacy claims are subject to royalties, however, none of the mineral deposits at the KSM Project lie within the BJ legacy claims. In addition, as noted above under "Overview", the Company has granted two options to RGLD under which RGLD can acquire a 1.25% NSR Royalty and a 0.75% NSR Royalty in gold and silver produced from the KSM Project for CDN$100 million and CDN$60 million, respectively, subject to certain conditions. Under the Benefits Agreement with the Nisga'a Nation, the Company has agreed to pay the Nisga'a Nation annual payments equal to a percentage of the tax payable under the Mineral Tax Act (British Columbia), which is a tax on net profits. Effectively, 0.1% of net profits is payable while capital is being recovered and, once capital is recovered, 1.43% of net profits is payable to the Nisga'a Nation, as determined under the provisions of the Mineral Tax Act.

The property is located on Crown land; therefore, all surface and access rights are granted under, and subject to, the Land Act (British Columbia) and the Mineral Tenure Act (British Columbia). The Company has been granted a licence of occupation, a form of land tenure that grants it rights to occupy the area through which the proposed MTT will pass, subject to the rights of the third party mineral claims holders. In the Company's opinion, these rights are addressed by the Company's obligation to segregate and deliver to such claims holders all earth and rock material removed from the third party claims during construction of the MTT. Certain lands which the Company proposes to use for infrastructure are subject to placer claims held by third parties. The Company has proposed to the holder terms for acquiring these placer claims but no agreement has been reached. The Company may need to acquire these claims or pay compensation to the owners before developing the KSM Project.

The four gold-copper deposits, and the proposed waste rock storage areas, lie within the Unuk River drainage in the area covered by the Cassiar-Iskut-Stikine Land and Resource Management Plan approved by the British Columbia Government in 2000. A part of the proposed ore transport tunnel lies within the boundaries of the South Nass Sustainable Resource Management Plan that is currently in development. The proposed sites for the tailing management and plant facilities lie outside of the boundaries of any land-use planning process.

Relationships with Aboriginal Groups in KSM Region

The KSM Project site is located in a region historically used by several aboriginal groups. Part of the Project, including the proposed plant and tailings management facility ("TMF") but excluding the mineral deposits and their immediately-related infrastructure, lies within the boundaries of the Nass Area, as defined in the Nisga'a Final Agreement. In this area, consultation, led by the federal and provincial governments, is required with the Nisga'a Lisims Government under the terms of the Final Agreement. The Tahltan First Nation has an asserted claim over part of the area underlying the KSM Project footprint but excluding the mineral deposits. Skii Km Lax Ha, an aboriginal group asserting independent nation status but viewed by the Crown as being a wilp of the Gitxsan Nation, assert aboriginal rights and title over the entire KSM Project footprint although their claim to this territory is not recognized by the Crown at this time. Accordingly, the Company has been directed to engage with the Ski km Lax Ha as a wilp of the Gitxsan on the basis of potential effects downstream of the plant site and TMF. Additionally, the Gitanyow Huwilp may have some interests within the broader region potentially affected by the KSM Project, particularly downstream of the plant site and TMF.

On June 16, 2014, the Company entered into a comprehensive Benefits Agreement with the Nisga'a Nation in respect of the KSM Project. The Benefits Agreement establishes a long-term co-operative relationship between Seabridge and the Nisga'a Nation under which the Nisga'a Nation will support development of the Project, participate in economic benefits from the Project and provide ongoing advice. Highlights of the Agreement include:

•	Nisga'a Nation agreement to provide letters in support of the KSM Project to British Columbian and Canadian regulators, as well as potential investors in Seabridge or the Project.

•	Financial payments upon the achievement of certain Project milestones and annual production payments based on a percentage of net profits, with the net profits payable normalizing after the Project has recovered its capital costs, as determined under the terms of the Agreement.

•	Strong commitments to education and training of Nisga'a citizens so that they will be better able to take advantage of the economic benefits the KSM Project offers.

•	Mutual co-operation on completing the operational permitting process for the Project.

•	A framework for the Nisga'a Nation and Seabridge to work together to achieve employment targets and to ensure Nisga'a businesses will have preferred access to contracting opportunities.

•	Mutual co-operation on responding to social impacts which Nisga'a Villages may experience as a result of the Project.

The Agreement with the Nisga'a Nation will remain in effect throughout the life of the KSM Project and will apply to future partners in the Project.

In June, 2014, the Company entered into an agreement with the Gitanyow Huwilp in respect of the KSM Project. Under the agreement, Seabridge agrees to provide funding for certain programs relating to wildlife, fish and water quality monitoring to address some of the concerns raised by the Gitanyow Huwilp, as well as for a committee to establish a means of maintaining communications about KSM Project related issues.

In September, 2013, the Gitxsan Hereditary Chiefs Office provided a letter to British Columbia and federal regulators expressing support for the KSM Project. The Company has engaged directly with the Skii km Lax Ha with respect to the KSM Project and it is making efforts to establish a good relationship with the Skii km Lax Ha.

The Tahltan Nation were active participants in the EA Application and EIS review processes and have met with Seabridge many times regarding the KSM Project. Seabridge has made numerous commitments to address issues raised by the Tahltan Nation arising from this process and believes that it has a good relationship with the Tahltan Nation.

The Company believes that, after considering:

•	the location of the KSM Project in relation to areas of treaty rights and asserted aboriginal rights and title,

•	the consultation the Company and the governments have undertaken with aboriginal groups,

•	the agreements the Company has negotiated with aboriginal groups, and

•	the information the Company has learned about historic aboriginal use of the area on which KSM Project infrastructure is located,

the Supreme Court of Canada decision of June 26, 2014 in Tsilhqot'in Nation v. British Columbia is unlikely to significantly impact the KSM Project.

Updated and Revised 2012 Preliminary Feasibility Study at the KSM Project

In June 2011, an updated Preliminary Feasibility Study for the KSM Project was completed. The details of the proposed mine development in this Preliminary Feasibility Study were subject to further study and review by the Company's team of consultants and also by regulators and aboriginal groups impacted by the KSM Project. This work led to design changes and other enhancements to the proposed mine development which were incorporated into the 2012 KSM PFS Report, prepared by a group of consultants, all of whom are independent of Seabridge. The 2012 KSM PFS Report has an effective date of June 22, 2012 but was revised and reissued on November 11, 2014 to also state the economic analysis therein on an after-tax basis and to include a summary of the details of the technical report dated March 31, 2014 entitled "NI 43-101 Technical Report on Initial Deep Kerr Resource, British Columbia, Canada" (the "2014 Deep Kerr Report") prepared by Resource Modeling Inc. The overall 2012 KSM PFS Report was coordinated by Tetra Tech Inc. ("Tetra Tech"). Other consultants who participated in the preparation of the study, all of whom are independent qualified persons under NI 43-101, and their responsibilities are listed in this Prospectus under the heading "Interest of Experts".

The following information (up to the heading "2014 Exploration") summarizes information from the 2012 KSM PFS Report. A more detailed summary appears in the AIF and the full 2012 KSM PFS Report can be viewed on the Company's website at www.seabridgegold.net and at www.sedar.com.

Mineral Resources

Resource Modeling Inc. ("RMI") constructed 3D block models for the Kerr, Sulphurets, Mitchell, and Iron Cap Zones. Various 3D wireframes were used to constrain the estimate of block grades (e.g. lithology, alteration, structural, and grade envelopes). These wireframes were used by RMI in a multi-pass inverse distance grade interpolation plan. The estimated block grades were validated using visual and statistical methods. Based on those results, RMI believes that the grade models are globally unbiased and suitable for subsequent pit optimization studies. The estimated block grades were classified into Measured (Mitchell only), Indicated, and Inferred Mineral Resource categories based on mineralized continuity, along with distance to data in conjunction with the number of drill holes that were used to estimate block grades. The following table summarizes the estimated measured, indicated, and inferred mineral resources for each zone at a 0.50 g/t gold equivalent cut-off grade. A gold price of US$650/oz and a copper price of US$2.00/lb were used to calculate the AuEQ grade. Gold and copper recoveries of 70% and 85%, respectively, were also used to calculate gold equivalency using the following expression:

AuEQ = Au (g/t) + (Cu (%)* (((Cu price/453.5924)/Au price/31.1035) * (Cu recovery/Au recovery)) * 10000

The metal prices and recoveries are the same as those used in past KSM Project AuEQ calculations; they were selected to enable direct comparisons with previous estimates. RMI notes that some apparent discrepancies in the calculation of contained metal may occur due to the rounding of tonnes and grades. The mineral resources tabulated in the table below were not constrained by conceptual pits, although RMI did generate a series of conceptual pits for each zone to test the robustness of the deposits. The measured and indicated mineral resources in the Table below are inclusive of mineral reserves.

	Measured Mineral Resources					Indicated Mineral Resources
Zone	Tonnes (000)	Au (g/t)	Cu (%)	Au oz (000)	Cu lbs (million)	Tonnes (000)	Au (g/t)	Cu (%)	Au oz (000)	Cu lbs (million)
Kerr	No Measured Resources					270,400	0.24	0.46	2,086	2,741
Sulphurets	No Measured Resources					370,900	0.59	0.21	7,036	1,717
Mitchell	724,000	0.65	0.18	15,130	2,872	1,052,900	0.58	0.16	19,634	3,713
Iron Cap	No Measured Resources					361,700	0.44	0.21	5,117	1,674
Total	724,000	0.65	0.18	15,130	2,872	2,055,900	0.51	0.22	33,873	9,845

	Measured + Indicated Mineral Resources					Inferred Mineral Resources
Zone	Tonnes (000)	Au (g/t)	Cu (%)	Au oz (000)	Cu lbs (million)	Tonnes (000)	Au (g/t)	Cu (%)	Au oz (000)	Cu lbs (million)
Kerr	270,400	0.24	0.46	2,086	2,741	85,000	0.24	0.28	656	525
Sulphurets	370,900	0.59	0.21	7,036	1,717	177,100	0.50	0.15	2,847	585
Mitchell	1,776,900	0.61	0.17	34,764	6,585	567,800	0.44	0.14	8,032	1,752
Iron Cap	361,700	0.44	0.21	5,117	1,674	297,300	0.36	0.20	3,441	1,310
Total	2,779,900	0.55	0.21	49,003	12,717	1,127,200	0.41	0.17	14,976	4,172

Note:        This table does not include the results of the 2012-13 exploration programs at the KSM Project. These resource estimates have been prepared in accordance with NI 43-101. See "Cautionary Note to United States Investors". Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources have a high degree of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category.

Proposed Mining Operation

The 2012 KSM PFS Report envisages a combined open-pit/underground block caving mining operation that is scheduled to operate for more than 50 years. During the initial 25 years of mine life, all ore would be mined by open pit methods with the mill scheduled to operate at an average of 130,000 metric tonnes per day. As mining at the Mitchell deposit switches to block caving in year 26, daily production is projected to decline to an average of approximately 90,000 tpd over the remaining 30 years of mine life. Over the entire 50 plus year mine life, ore would be fed to a flotation mill which would produce a combined gold/copper/silver concentrate for transport by truck to the nearby deep-water sea port at Stewart, B.C. for shipment to a Pacific Rim smelter. Extensive metallurgical testing confirms that the KSM Project can produce a clean concentrate with an average copper grade of 25%, making it readily saleable. A separate molybdenum concentrate and gold-silver doré would be produced at the KSM Project processing facility.

Reserves

Lerchs-Grossman ("LG") pit shell optimizations were used to define open pit mine plans in the 2012 KSM PFS Report. Because of the difficulty in predicting relevant metal prices over such a long project life, the ultimate LG pit limits were set at the point where an incremental increase in pit size did not significantly increase the pit resource (an incremental increase in the pit resource results in only marginal economic return). Waste to ore cut-offs were determined using metal prices of US$1,244 per ounce gold, US$3.21 per pound copper, US$22.98 per ounce silver and US$14.14 per pound molybdenum for NSR calculations. NSR cut-offs for each pit are CDN$9.57 per tonne of ore for Mitchell, CDN$10.17 for Sulphurets and CDN$9.61 for Kerr.

The underground block caving mine designs for both Mitchell and Iron Cap are based on modeling using stope optimization software. The ramp-up and maximum yearly mine production rates were established based on the rate at which the drawpoints are constructed, and the initial and maximum production rates at which individual drawpoints can be mucked. The values chosen for these inputs were based on industry averages adjusted to suit the anticipated conditions. In particular, the initial and maximum drawpoint production rates were reduced to simulate production environments with expected large fragmentation. The underground mining NSR cut-offs are CDN$15.41 per tonne at Mitchell and CDN$15.57 per tonne at Iron Cap. Mining dilution has been estimated at 9% for Mitchell and 5% at Iron Cap, all with dilution at zero grade.

Proven and probable ore reserves for the KSM Project are summarized in the tables below.

Proven Reserves

		Diluted Grades				Contained Metal
Area	Ore (Mt)	Au (g/t)	Cu (%)	Ag (g/t)	Mo (ppm)	Au (Moz)	Cu (Mlb)	Ag (Moz)	Mo (Mlb)
Mitchell Pit	476	0.673	0.171	3.05	60.9	10.3	1,798	47	64
Kerr Pit	-	0.000	0.000	0.00	0.0	0.0	-	0	0
Sulphurets Pit	-	0.000	0.000	0.00	0.0	0.0	-	0	0
Total Proven	476	0.673	0.171	3.05	60.9	10.3	1,798	47	64

Probable Reserves

		Diluted Grades				Contained Metal
Area	Ore (Mt)	Au (g/t)	Cu (%)	Ag (g/t)	Mo (ppm)	Au (Moz)	Cu (Mlb)	Ag (Moz)	Mo (Mlb)
Mitchell Pit	497	0.613	0.156	2.78	65.8	9.8	1,707	44	72
Kerr Pit	242	0.244	0.454	1.20	0.0	1.9	2,425	9	0
Sulphurets Pit	318	0.585	0.219	0.79	50.6	6.0	1,535	8	35
Mitchell Underground	438	0.529	0.165	3.48	33.6	7.4	1,589	49	32
Iron Cap Underground	193	0.450	0.196	5.32	21.5	2.8	834	33	9
Total Probable	1,689	0.514	0.217	2.65	40.1	27.9	8,090	144	149

Proven and Probable Reserves

		Diluted Grades				Contained Metal
Area	Ore (Mt)	Au (g/t)	Cu (%)	Ag (g/t)	Mo (ppm)	Au (Moz)	Cu (Mlb)	Ag (Moz)	Mo (Mlb)
Mitchell Pit	973	0.642	0.163	2.92	63.4	20.1	3,506	91	136
Kerr Pit	242	0.244	0.454	1.20	0.0	1.9	2,425	9	0
Sulphurets Pit	318	0.585	0.219	0.79	50.6	6.0	1,535	8	35
Mitchell Underground	438	0.529	0.165	3.48	33.6	7.4	1,589	49	32
Iron Cap Underground	193	0.450	0.196	5.32	21.5	2.8	834	33	9
Total Proven & Probable	2,164	0.549	0.207	2.74	44.7	38.2	9,889	191	213

The proven and probable reserves of 38.2 Moz of gold (2.164 Bt at 0.549 g/t) are derived from total measured and indicated resources of 49.0 Moz of gold (2.780 Bt at 0.55 g/t) and include allowances for mining losses and dilution. The mineral reserves in the Table above are included in measured and indicated mineral resources stated elsewhere in this prospectus.

Capital Cost Estimate

An initial capital cost of US$5.256 billion is estimated for the project. Costs in the 2012 KSM PFS Report are expressed in US Dollars and have been converted using a fixed currency exchange rate of CDN$1.00 to US$0.96. The expected accuracy range of the capital cost estimate is +25%, -10%. This estimate includes only initial capital, defined as all capital expenditures required to produce concentrate and doré. A summary of the major capital costs is shown in the following table.

Description	US$000	US$000
Direct Works
Overall Site	199,818
Open Pit Mining	185,826
Underground Mining (Mitchell Block Caving)	0
Underground Mining (Iron Cap Block Caving)	0
Crushing, Stockpiles and Grinding	156,900
Tunneling	344,213
MTT Transfer System	273,695
Rope Conveyance (Sustaining)	0
Plant Site Crushing	348,699
Plant Site Grinding	458,242
TMF	311,108
Water Treatment	309,462
Environmental	44,225
Avalanche Control	45,845
Site Services and Utilities	34,226
Ancillary Buildings	96,097
Plant Mobile Equipment	10,676
Temporary Services	190,739
Treaty Road Marshaling Yard	10,791
Permanent Electrical Power Supply and BC Hydro Capital Cost Contribution	217,319
Mini Hydro Plants	16,536
Energy Recovery Plants	7,576
Permanent Access Roads	93,433
Temporary Winter Access Roads	18,208
Off-site Infrastructure and Facilities	73,896
Direct Works Subtotal		3,447,530
Indirects
Project Indirects	1,056,550
Owner's Costs	106,315
Contingencies	645,743
Indirects Subtotal		1,808,608
Total Capital Cost		5,256,138

This capital cost estimate is prepared with a base date of Q1/Q2 2012. The estimate does not include any escalation past this date.

Operating Cost Estimate

The operating cost for the KSM Project was estimated at US$13.72/t milled. The estimate was based on an average daily process rate of 130,000 t/d milled. The operating cost estimates are based upon budget prices in Q1/Q2 2012 or based on the data from the database of the consulting firms involved in the cost estimates. When required, costs in this section have been converted using a three-year average currency exchange rate of CDN$1.00 to US$0.96. The expected accuracy range of the operating cost estimate is +25%/-10%.

Power is expected to be supplied by BC Hydro at an average cost of US$0.047/kWh at the plant 25 kV bus bars, based on the BC Hydro credits for energy conservation by use of HPGR and similar. Process power consumption estimates are based on the Bond work index equation for specific grinding energy consumption and estimated equipment load power draws for the rest of the process equipment. The power cost for the mining section is included in the mining operating costs. Power costs for surface service are included in the site services costs.

Average Operating Cost Summary
	US$/a (000's)	US$/t Milled
Mine
Mining Costs – Mill Feed	251,901	5.31	*
Open Pit – Mill Feed		5.38
Block Caving – Mill Feed		5.14
Mill
Staff & Supplies	233,012	4.91
Power (Process only)	53,081	1.12
G&A and Site Service
G&A	53,556	1.13
Site Service	14,959	0.32
Tailing and Water Treatment
Tailing	24,440	0.52
Water Treatment	20,238	0.43	**
Total	651,187	13.72

*    excluding mine pre-production operating costs
** LOM average cost calculated by total LOM operating cost divided by LOM process tonnage.

Economic Evaluation

The economic evaluation was prepared on both a pre-tax and a post-tax financial model.

Metal revenues projected in the KSM Project cash flow models were based on the average metal production values as follows:

	Years 1 to 7	Years 1 to 20	Life of Mine
Total Tonnes to Mill (000s)	310,062	926,916	2,164,419
Annual Tonnes to Mill (000s)	44,295	46,346	39,353
Average Grades
Gold (g/t)	0.79	0.67	0.549
Copper (%)	0.234	0.180	0.207
Silver (g/t)	2.385	2.737	2.740
Molybdenum (ppm)	46.2	61.4	44.8
Total Production
Gold (000s oz)	5,959	15,003	27,959
Copper (000s lb)	1,364,880	3,024,655	8,075,101
Silver (000s oz)	14,712	50,154	120,826
Molybdenum (000s lb)	9,067	41,477	62,679
Average Annual Production
Gold (000s oz)	851	750	508
Copper (000s lb)	194,983	151,233	146,820
Silver (000s oz)	2,102	2,508	2,197
Molybdenum (000s lb)	1,295	2,074	1,140

A cash flow analysis was prepared using three metals price scenarios. In the base case scenario, the three-year trailing average (as of April 15, 2012) prices for gold, copper, silver and molybdenum were used, consistent with industry standard and in compliance with the guidance of the United States Securities and Exchange Commission and NI 43-101. Two additional metal price scenarios were also developed: one using the spot metal prices on April 15, 2012, including the closing exchange rate of that day (Spot Price Case); the other using gold, copper, and silver prices 20% lower than the April 15 prices at the Base Case exchange rate (Alternate Case). The input parameters and results of all three scenarios on a pre-tax basis can be found in the following table.

Summary of the Pre-Tax Economic Evaluation

	Unit	Base Case	Spot Price Case	Alternate Case
Metal Price
Gold	US$/oz	1,330.00	1,650.00	1,320.00
Copper	US$/lb	3.45	3.75	3.00
Silver	US$/oz	25.20	32.00	25.60
Molybdenum	US$/lb	15.00	15.00	15.00
Exchange Rate	US:Cdn	0.96	1.00	0.96
Pre-Tax Economic Results
NPV (at 0%)	US$ M	20,473	31,160	16,776
NPV (at 3%)	US$ M	8,196	13,137	6,612
NPV (at 5%)	US$ M	4,511	7,748	3,503
NPV (at 8%)	US$ M	1,614	3,503	1,031
IRR	%	11.53	14.73	10.35
Payback	Years	6.19	5.16	6.68
Cash Cost/oz Au	US$/oz	141.30	60.04	263.54
Total Cost/oz Au	US$/oz	597.60	535.35	719.84

The post-tax economic evaluation also includes income and mining taxes. It was prepared using corporate income tax rates of 15% for federal and 11% for British Columbia, after permitted deductions. The provincial mining tax is a two tier tax of 2% of "net current proceeds" and 13% of "net revenue", but the 2% tax is fully creditable against the 13% tax. Under the mining tax, "net current proceeds" is defined as gross revenue from the mine less mine operating expenditures, and "net revenue" is defined as gross revenue from the mine, less operating expenditures, less any amounts in the "cumulative expenditures account" (the aggregate of capital expenditures, mine development costs and fixed asset purchases). Therefore, the 13% tax is not assessed until all pre-production capital expenditures have been amortized. The mining tax is deductible for federal and provincial income tax purposes.

The input parameters and results of all three scenarios on an after-tax basis can be found in the following table.

Summary of the Post-Tax Economic Evaluation

	Unit	Base Case	Spot Price Case	Alternate Case
Metal Price
Gold	US$/oz	1,330.00	1,650.00	1,320.00
Copper	US$/lb	3.45	3.75	3.00
Silver	US$/oz	25.20	32.00	25.60
Molybdenum	US$/lb	15.00	15.00	15.00
Exchange Rate	US:Cdn	0.96	1.00	0.96
Post-Tax Economic Results
NPV (at 0%)	US$ M	13,106	20,142	10,908
NPV (at 3%)	US$ M	5,004	8,302	4,080
NPV (at 5%)	US$ M	2,520	4,703	1,930
NPV (at 8%)	US$ M	539	1,834	189
IRR	%	9.38	12.19	8.50
Payback	Years	6.39	5.33	6.88

The analysis shows that the project would have a positive NPV of US$2.52 billion (US$4.511 billion pre-tax) at a 5% discount rate. The project NPV decreases to US$1.93 billion (US$3.503 billion pre-tax) in the alternate case but increases to US$4.703 billion (US$7.748 billion pre-tax) when using the metal spot prices. With the base case three-year metal price average ending April 15, 2012, the cash cost per ounce of gold (net of by-product credits) is US$141.30. The corresponding total cost per ounce of gold produced is US$597.60.

The financial analysis shows that the internal rate of return ("IRR") would be 9.38% (11.53% pre-tax) for the base case, would decrease to 8.50% (10.35% pre-tax) for the alternate case and increase to 12.19% (14.73% pre-tax) for the spot price case. The payback period for the post-tax model is 6.39 years for the three-year base case, 6.88 years for the alternate case and 5.33 years for the spot price case.

Sensitivity analyses were carried out on gold, copper, silver, and molybdenum metal prices, exchange rate, capital expenditure and operating costs. The analyses are presented in the 2012 KSM PFS Report graphically as pre-tax financial outcomes in terms of NPV, IRR and payback period. The project NPV is most sensitive to gold price and exchange rate followed by operating costs, copper price, capital costs, silver price, and molybdenum price. The IRR is most sensitive to exchange rate and gold price followed by capital costs, operating costs, copper price, silver price, and molybdenum price. The payback period is most sensitive to gold price and exchange rate followed by capital costs, copper price, operating costs, silver price, and molybdenum price.

Core Zone Exploration

As the Company was completing the 2012 KSM PFS Report, it decided to commence an exploration program designed to pursue an exploration thesis that: (1) porphyry deposits are known to have high-grade cores formed under higher temperature and pressure conditions in deeper parts of the system; (2) such a core has not been discovered at KSM; and (3) all the available data suggests that such a core exists and that it likely remains intact within the KSM claim boundaries. This exploration program used data assembled over many years of temperature and pressure variances, geochemical markers and deep penetrating geophysical surveys to vector from known mineralization towards a possible high-grade core.

In 2012 several promising targets were tested and three targets continued as priorities for exploration in 2013. The Deep Kerr zone had yielded the most compelling results and finding a core zone at Deep Kerr was identified as the focus of drilling in 2013. The Company completed 23,802 meters of drilling at the Deep Kerr deposit and confirmed it as a high grade copper/gold core zone. Based on the success of its drilling at Deep Kerr, the Company engaged RMI to prepare a resource estimate for the Deep Kerr deposit. Since substantial additional drilling and advanced engineering analysis will be required before it is possible to evaluate whether or not Kerr and Deep Kerr can be combined in a single underground operation, it was decided that the Deep Kerr deposit should be treated as a stand-alone occurrence, separate from the KSM Project's existing reserves which have undergone detailed feasibility analysis.

The 2014 Deep Kerr Report was prepared by RMI under the direction of Michael J. Lechner (P. Geo British Columbia #155344, Arizona RPG #37753 and AIPG CPG #10690), a Qualified Person under NI-43-101. The 2014 Deep Kerr Report sets forth resources for the Deep Kerr deposit incorporating 2012 and 2013 drilling results and is available on SEDAR at www.sedar.com.

The Deep Kerr zone was discovered in 2012 after Seabridge's geologic staff recognized the potential for a higher grade zone of mineralization beneath the Kerr open pit resource. Three holes were drilled in 2012, confirming the geologic concept of higher grade mineralization. Twenty-nine core holes were drilled by Seabridge in 2013 in order to begin outlining potentially higher grade mineralization.

Initial Mineral Resources were estimated for the Deep Kerr zone by creating a three-dimensional block model. Gold, copper, silver, and molybdenum grades were estimated using 15-metre-long drill hole composites by inverse distance and nearest neighbor methods. The estimated block grades were validated using visual and statistical methods. Based on these tests, the grade models are globally unbiased and represent a reasonable estimate of in situ resources. A portion of the estimated blocks were classified into Inferred Mineral Resources based on mineralized continuity and further constrained by conceptual block cave shapes.

Mineral Resources were tabulated for the Deep Kerr deposit using a net smelter return (NSR) cutoff of US$20.00 per tonne. The NSR cutoff was calculated using metal prices of US$3.30 per pound copper, US$1250/ounce gold, US$23/ounce silver, and US$ 14.40 per pound molybdenum. Metal recoveries were determined using grade recovery curves based on initial testwork completed from metallurgical composites collected from drill core. Recoveries were calculated on a block by block basis using estimated block grades and relationships established by the initial metallurgical testwork. An overall operating cost of US$16.00 per tonne has been estimating consisting of US$6.00/tonne mining and US$10.00/tonne processing. At this preliminary stage of the assessment of Deep Kerr it was decided to report undiluted resources using a NSR cutoff of US$20.00 per tonne due to the uncertainty of numerous factors. Block NSR values were calculated using the following expression:

NSR = Cu/100 * RecCu/100 * NSPCu * 2204.6 + Au * RecAu/100 * NSPAu + Ag x RecAg/100 * NSPAg + Mo/1x106 * NSPMo x 2204.6

Where:

Cu = copper grade (%) from block model

Au = gold grade (g/t) from block model

Ag = silver grade (g/t) from block model

Mo = molybdenum grade (ppm) from block model

RecCu = copper recovery (%)

RecAu = gold recovery (%)

RecAg = silver recovery (%)

RecMo = molybdenum recovery (%)

NSPCu = net smelter price for copper (CDN$/lb)

NSPAu = net smelter price for gold (CDN$/g)

NSPAg = net smelter price for silver (CDN$/g)

NSPMo = net smelter price for molybdenum (CDN$/lb)

Three preliminary block cave footprints (conceptual draw point elevations) were identified by Golder Associates, Inc. at the 135 m, 645 m, and 795 m elevations. Those conceptual block cave footprints were extruded vertically 500 m and clipped against the resource exclusion surface that separates Deep Kerr from the Kerr open pit resource/reserve. Deep Kerr Inferred Resources were restricted to the three conceptual block cave shapes. The following table summarizes undiluted Inferred Resources for the Deep Kerr zone at various net smelter royalty (NSR) cutoffs. Inferred Resources are being disclosed using a US$20.00/tonne NSR cutoff as appearing in bold in the table below.

Undiluted Deep Kerr Inferred Resources

NSR cutoff value (US$/tonne)	Tonnes (000)	Copper Grade (%)	Copper (millions of lbs)	Gold Grade (g/T)	Gold (000 of ounces)	Silver Grade (g/t)	Silver (000 of ounces)	Moly (ppm)	Moly (000 of lbs)

0	843,370	0.38	7,054	0.28	7,611	1.7	45,865	22	41,562
4.0	800,043	0.40	7,006	0.30	7,616	1.7	43,620	23	40,925
8.0	749,928	0.42	6,917	0.30	7,325	1.7	41,349	24	40,146
12.0	675,228	0.45	6,730	0.32	6,921	1.7	37,897	26	38,175
16.0	597,280	0.49	6,472	0.34	6,515	1.8	34,644	27	35,962
20.0	514,667	0.53	6,052	0.36	5,914	1.8	30,319	28	32,087
24.0	442,221	0.58	5,640	0.39	5,485	1.9	26,670	29	28,654
28.0	376,888	0.62	5,168	0.41	4,976	2.0	23,919	30	24,849
32.0	317,108	0.67	4,700	0.44	4,477	1.9	19,570	31	21,504
36.0	272,175	0.71	4,279	0.46	4,012	1.9	16,699	31	18,621

Note:        These resource estimates have been prepared in accordance with NI 43-101. See "Cautionary Note to United States Investors". Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources have a high degree of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category.

Seabridge has contracted several consulting groups to begin looking at the Deep Kerr mineralization as a potential bulk tonnage mining target. Mining and metallurgy disciplines are being represented by the following consulting groups:

•	Golder Associates, Ltd. (Golder) - geotechnical and mining
•	AMEC - mining
•	ALS Metallurgy Kamloops - metallurgy/processing
•	Tetra Tech - provided a review of preliminary metallurgical results

2014 Exploration

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President, Exploration of Seabridge. The following information regarding the 2014 exploration at the KSM Project was prepared by or under the supervision of William Threlkeld, a qualified person for the purposes of NI 43-101.

The primary focus of the 2014 exploration program is to expand the inferred resource found last year at Deep Kerr and also to increase its average grade. The second objective is to test several more identified and highly prospective core zone targets which have the potential for large, high grade deposits similar to Deep Kerr, including the Iron Cap deposit at depth.

At Deep Kerr, a total of 12,900 meters in 13 core holes successfully expanded the known dimensions of the deposit along strike to the north and south as well as at depth. Drilling also confirmed the geological and resource models developed following the 2013 discovery program.

Two holes (K-14-25D and 28C) were drilled into the existing resource to evaluate the performance of the model and the results showed mineralized intervals consistent with those predicted by the model (differences in copper grades ranging from -12% to +30%).

The northernmost drill holes in the 2013 program intersected well mineralized intrusive rocks. Three additional sections were completed this year at 140 meter intervals stepping north from the 2013 data. Mineralized zones consistent with the Deep Kerr deposit model were encountered in the first two cross section step-outs (holes K-14-39, 43, 44 and 48), 280 meters north of previous drilling. On the northern most section (holes K-14-41 and 41A), a large interval of post mineral intrusive rock was intersected. The high-grade Deep Kerr structures elsewhere are bounded by, or coincident with, fault structures which remain open along strike. It is not known if the Deep Kerr mineralization continues north of this intrusion.

Three drill holes (K-14-34A, 40 and 45) were targeted to provide mineralogical zoning indicators and extend the depth projection of the Deep Kerr zone. Holes K-14-34A and 45 were setup to drill down the interpreted Deep Kerr zone and encountered long sections of the mineralized zone, however, this orientation was difficult to maintain and technical limitations terminated the holes before reaching the limits of the deposit. These two holes therefore bottomed in strong mineralization. Hole K-14-40 was drilled perpendicular to the zone. These tests confirm that the Deep Kerr zone plunges west-northwest and continues to at least 1350 meters below surface.

In 2013, the south limit of the Deep Kerr deposit was provisionally established at the southernmost drill hole (K-13-26) in the zone at that time. As the 2014 program progressed, it became clear the southern boundary was arbitrary. Two drill holes were completed to confirm a southern extension, one hole (K-14-42) at the southern limit of the 2013 resource model and one hole (K-14-46) 550 meters beyond the 2013 model. These holes confirm significant strike potential but additional drilling is required to extend the resource model and establish the grade distribution.

The following table provides the final assay results from the 2014 holes drilled at Deep Kerr:

2014 Deep Kerr Intersections

Drill Hole ID	Total Depth	Target	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper %	Silver (g/T)
			910.4	1011.4	101.0	0.29	0.37	2.2
	1515	Model	1025.3	1133.4	108.1	0.21	0.35	2.1
K-14-25D	including	Confirmation	1185.6	1231.0	45.5	1.25	0.06	17.1
			1300.8	1486.4	185.6	0.18	0.47	2.2
			1300.8	1350.1	49.3	0.31	0.53	2.8
	1306	Model	900.0	1257.4	357.4	0.50	0.63	1.9
K-14-28C	including	Confirmation	900.0	979.4	79.4	0.84	1.15	3.0
			508.0	694.4	186.4	0.19	0.43	1.0
	1272	North Strike	781.4	945.4	164.0	0.34	0.33	1.0
K-14-39	including	Extension	945.4	1197.4	252.0	0.55	0.69	1.4
			963.4	1106.4	143.0	0.68	0.81	1.7
K-14-41	1080	North Strike	636.2	682.3	46.1	2.35	0.19	1.4
		Extension	821.4	965.5	144.1	0.58	0.27	3.1
K-14-41A	1098	North Strike Extension	618.0	847.0	229.0	1.12	0.07	1.0
	1045	North Strike	512.5	659.5	147	0.53	0.71	2.5
K-14-43	including	Extension	512.5	546.5	34	0.64	1.01	5.3
			689.5	757.5	68	0.31	0.31	0.8
		North Strike	529.0	565.9	36.9	0.26	0.60	1.6
K-14-44	995	Extension	580.1	676.8	96.7	0.28	0.39	0.9
			823	936.8	113.8	0.29	0.31	1.6
	1212	North Strike	971.4	1161.3	189.9	0.35	0.36	1.1
K-14-48	including	Extension	971.4	1027.3	55.9	0.4	0.53	0.9
	1611		450.0	806.4	356.4	0.19	0.62	2.0
	including	Depth Projection	697.4	744.5	47.1	0.33	1.01	3.0
K-14-34A	including		871.4	1608.4	737	0.36	0.59	1.1
	including		915.4	1165.4	250	0.39	0.78	1.5
			1551.4	1577.4	26	0.31	1.01	1.3
	1011	Depth Projection	704.4	926.3	221.9	0.24	0.45	1.5
K-14-40	including		794.6	918.9	124.3	0.29	0.54	1.8
	1131		271.4	368.4	97.0	0.26	0.48	1.4
K-14-45	including	Depth Projection	400.4	1123.0	722.6	0.36	0.59	2.6
			831.7	1117.4	285.7	0.51	0.77	3.8
			486.9	536.0	49.1	0.28	0.86	3.3
K-14-42	951	South Extension	639.8	661	21.2	1.28	0.05	7.5
			678.5	738.9	60.4	0.28	0.67	2.8
	790	South Extension	193.0	344.4	151.4	0.17	0.36	1.7
K-14-46	including		193.0	241.4	48.4	0.26	0.43	2.5

The holes drilled to test the model and the north and south extensions and Hole K-14-40 were drilled in an orientation designed to intersect the mineralized zone perpendicular to the strike and accordingly such intervals are believed to approximate true widths of the mineralized zone. Holes K-14-34A and 45 were drilled to test the depth projections, were not designed to evaluate the true thickness of the mineralized interval and the width of these zones is indicated from previous drilling at between 150 and 300 meters.

At Iron Cap, drilling has confirmed a major new gold-copper occurrence beneath the Iron Cap deposit, referred to as the Iron Cap Lower Zone. Drilling below the Iron Cap deposit in 2013 obtained promising results, particularly IC-13-49 which returned 207 meters of 1.22 g/T gold. However, 2013 drilling did not test the width and strike of the projected core zone due to a lack of suitable drill pad locations. Holes in the 2014 program have been designed to cut across the projected core zone at Iron Cap to determine the width and strike of the zone using advanced steering equipment capable of altering the orientation of the drilling as it progresses. These new holes indicate that the Lower Zone has excellent size and continuity as well as higher grades than the Iron Cap deposit above it.

The Iron Cap Lower Zone is a series of related, intermediate-composition intrusions, each with a unique alteration mineral assemblage including potassic, phyllic, and silicic alteration, all of which contain copper, gold and silver. Drill holes that targeted the southwestern and southeastern strike projections of the target zone (IC-14-053, 054, 054A, 055 and 057) penetrated numerous intrusive events where variable grade is enhanced in the contact zones between these intrusions. Holes IC-14-53 and 54 demonstrate the intensive and extensive potassic alteration, characterized by secondary orthoclase and abundant quartz-feldspar-sulfide veins, which confirm the presence of a core zone and should lead to better grades at depth. The holes drilled along the northern strike projection (IC-14-056, 058, 059, 060, 061) encountered more consistent intrusive rock with much less grade variability. Hydrothermal alteration in these holes to the north exhibit vertical continuity over the 1,000 meters tested so far, indicating significant potential at depth, particularly down an apparent north-northwest plunge. Future work at Iron Cap will focus on this orientation to look for more of the higher grade material found in IC-14-059.

Drill hole IC-14-61 approaches to within 1,000 meters of the proposed Mitchell-Treaty Twin Tunnel alignment, potentially making the Iron Cap Lower Zone an attractive early development option with potentially lower capital and operating costs than other deposits at KSM which are further from key infrastructure.

The following table summarizes all the holes drilled into the Lower Zone. Holes drilled last year and previously released are included to provide a more complete picture of the deposit and its emerging resource potential. New drill data is separated in the table to ensure clarity.

Iron Cap Lower Zone Intercepts

Drill Hole ID	Total Depth	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper %	Silver (g/T)
2013 Drill Results
IC-13-48	1011	346.5	839.8	493.3	0.30	0.30	3.2
	including	346.5	425.4	78.9	0.72	0.37	5.4
IC-13-49	1035	9.0	1032.4	1023.4	0.77	0.24	5.2
	including	485.2	692.4	207.2	1.22	0.45	4.5
IC-13-50	432	286.0	321.0	35.0	1.38	0.38	9.7
IC-13-51	1169	884.0	956.4	72.4	0.55	0.26	2.1
IC-13-52	1071	308.4	506.4	196.9	0.34	0.44	2.3
2014 Drill Results
IC-14-53	1329.4	488.4	1002.4	514.0	0.68	0.30	5.2
	including	635.4	727.4	92.0	1.47	0.34	3.1
	1107.0	322.4	832.5	510.1	0.41	0.28	10.5
IC-14-54	including	599.4	713.0	112.4	0.44	0.40	22.1
	including	717.6	832.5	114.9	0.61	0.20	3.6
IC-14-54A	1050	604.4	872	267.6	0.39	0.23	4.8
	including	823.8	852	28.2	1.20	0.29	1.7
	624.3	193.6	253.2	58.6	0.37	0.29	3.1
IC-14-55	including	257.5	624.3	366.8	0.59	0.17	2.5
	including	331.0	375.3	44.3	1.02	0.24	2.1
	1095.8	163.1	324	160.9	0.21	0.35	3.3
		396.4	556.4	160.0	0.45	0.30	6.5
IC-14-56		582.4	853.4	271.0	0.25	0.24	9.3
		879.4	1095.8	216.4	0.46	0.16	2.5

Drill Hole ID	Total Depth	From (meters)	s	To (meters)	Interval (meters)	Gold (g/T)	Copper %	Silver (g/T)
IC-14-57	927.4	176		600.2	424.2	0.40	0.22	4.0
	including	459.4		589.4	130.0	0.31	0.35	2.6
	1143.3	5.9		802.4	796.5	0.39	0.22	4.8
IC-14-58	including	404.3		802.4	397.4	0.52	0.22	1.6
		1001.3		1143.3	142.0	0.49	0.31	2.5
	1032.0	1.6		159.0	157.4	0.45	0.38	4.4
IC-14-59	including	178.7		771.4	592.7	1.14	0.37	3.7
		221.8		400.0	178.2	1.68	0.38	3.9
IC-14-60	967.1	124		525.3	401.3	0.47	0.17	8.0
	including	256.0		286.0	30.0	1.15	0.27	40.6
IC-14-61	1152.4	431.4		794.4	362.5	0.38	0.28	6.8
		876.2		1152.4	276.2	0.46	0.31	2.0

Holes IC-14-53 and 54 were oriented to cross the structure at approximate right angles and therefore these two intercepts likely represent a close approximation to true width. The other 2014 holes listed above were drilled at several angles and directional drilling tools were used to modify the orientation of holes while in progress. The current evaluation cannot establish the extent to which these intercepts represent true thickness of the mineral zones. Sectional and three-dimensional modeling will be employed to refine the true thickness of this zone in preparation for a resource estimate. Lower Zone holes have generally been drilled at 150 to 200 meter spacings to support the resource estimation process. The upper portions of some of the these holes are within the proposed Iron Cap mine plan and are therefore already included in current reserves and resources. This drilling data is expected to support an initial resource estimate for the Iron Cap Lower Zone.

Courageous Lake Project

Overview

The Courageous Lake Project is a gold project located approximately 240 kilometers northeast of Yellowknife in the Northwest Territories, Canada and has a combined area of approximately 124,190 acres. Seabridge has a 100% interest in the project, subject to a 2% NSR on certain portions of the property. The Courageous Lake Project is located in the Slave Structural Province within the Courageous Lake greenstone belt ("CLGB"), which is a steeply east dipping homocline sequence of metavolcanic and metasedimentary rocks of the Yellowknife Supergroup. Felsic volcanic rocks and their intrusive equivalents in the CLGB were derived from peraluminous, sub-alkaline magmas of calc-alkaline affinity. These felsic volcanic lithologies are the predominant host of the FAT deposit.

The property lies in a historic mining district and includes two past producing gold mines, the Salmita mine operated by Giant Yellowknife Mines, and the Tundra mine operated by Royal Oak Mines. Year round access is available by air only, either by fixed wing aircraft to the airstrip at the former Salmita mine six kilometers to the south, or via float-equipped aircraft to several adjacent lakes. During mid-winter, access is available via a winter road which branches from the main Tibbitt to Contwoyto winter road.

Considerable exploration work was completed at the property before it was acquired by Seabridge in 2002. Seabridge has completed additional extensive exploration and development on the property, culminating in the preparation of a preliminary feasibility study in 2012. Since the preparation of the feasibility study, the focus of activities on the property has been on finding new deposits along the CLGB and, in March, 2014, the Company announced a resource estimate for a newly discovered higher grade deposit at Walsh Lake.

Land Status

As of December 31, 2013, the Courageous Lake property is comprised of 61 Federal mining leases, 26 Federal mining claims, and one optioned Federal mining lease, having a combined area of 124,189.9 acres. Seventeen of the mining leases were acquired from Newmont Canada Limited ("Newmont") and Total Resources Canada Limited ("Total") in July, 2002. These mining leases are encumbered by two Royalty Agreements, evidencing a collective 2% NSR on the property, and two Debentures registered in favour of Newmont and Total, respectively, securing the obligation to pay the NSR. The property is subject to a 2 km area of interest from and parallel to all exterior boundaries of the mining leases.

The 26 Federal mining claims were staked on behalf of Seabridge Gold (NWT) Inc. ("Seabridge NWT") and are currently recorded 100% to Seabridge NWT (under its former name 5073 NWT Ltd.). There are no liens, charges or encumbrances registered against title to the staked mining claims.

The Red 25 mining claim was optioned by Seabridge NWT from Bathurst Inlet Developments (1984) Limited in 2004, through an Option to Purchase Agreement. Until such time as Seabridge NWT has exercised the Option, ownership of the mining claim remains in the name of Bathurst Inlet Developments (1984) Limited. The Red 25 mining claim was converted to a mining lease on February 6, 2012.

Courageous Lake Preliminary Feasibility Study of September 2012

In 2011, the Company completed a Preliminary Economic Assessment of the Courageous Lake Project and, based on the results of this assessment, decided to engage independent consultants to prepare the first Preliminary Feasibility Study for the Courageous Lake Project. On September 5, 2012, a preliminary feasibility study for the Courageous Lake Project was completed by Tetra Tech in accordance with NI 43-101, and incorporates the work of a number of independent industry-leading consulting firms. The preliminary feasibility study was revised and reissued on November 11, 2014 to also state the economic analysis therein on an after-tax basis. This revised reported has an effective date of September 5, 2012 and is entitled "Seabridge Gold Inc. - Courageous Lake Prefeasibility Study" (the "2012 CL PFS Report"). Other consultants who participated in the preparation of the study, all of whom are independent qualified persons under NI 43-101, are listed with their responsibilities in this Prospectus under the heading "Interest of Experts".

The following information (up to the heading "Recent Exploration") is a summary of information from the 2012 CL PFS Report. A more detailed summary appears in the AIF and the full 2012 CL PFS Report can be viewed on the Company's website at www.seabridgegold.net and at www.sedar.com.

Mineralization

Sulfide mineralogy in the FAT deposit is relatively simple and consists of pyrite, pyrrhotite, arsenopyrite, sphalerite, and chalcopyrite in decreasing order of abundance. While all of these minerals can be found in the mineralized zones, only arsenopyrite has a consistent correlative relationship to gold concentrations. Arsenopyrite occurs in three distinct habits: acicular disseminated crystals, anhedral disseminated clots, and euhedral crystals in fractures. The acicular variety tends to have the clearest association with higher-grade gold mineralization.

Mineral Resources

In late 2011 and early 2012, RMI constructed a new resource model incorporating 2011 drilling results and an updated geologic interpretation that was completed by Seabridge's geologic staff. Block gold grades were estimated using a series of nested inverse distance cubed interpolation runs within mineral zone wireframe boundaries. Additional constraints were implemented for the updated model using indicator probabilities and a more selective search strategy referred to as "dynamic anisotropy". The estimated block grades were classified into measured, indicated, and inferred categories using a combination of distance to drilling data, the number of drill holes used to estimate block grades, and a wireframe shape reflecting mineralized continuity. The following table summarizes the undiluted measured, indicated, and inferred mineral resources of the Courageous Lake deposit at a 0.83 g/t gold cut-off grade. The measured and indicated mineral resources in the Table below are inclusive of mineral reserves.

Summary of Undiluted Gold Resources

Measured			Indicated
Tonnes (000's)	Grade (g/T)	Ounces (000's)	Tonnes (000's)	Grade (g/T)	Ounces (000's)
13,401	2.53	1,090	93,914	2.28	6,884

Measured and Indicated			Inferred
Tonnes (000's)	Grade (g/T)	Ounces (000's)	Tonnes (000's)	Grade (g/T)	Ounces (000's)
107,315	2.31	7,974	48,963	2.18	3,432

Note:	This table does not include the results of the 2012-13 exploration programs at the Courageous Lake Project. These resource estimates have been prepared in accordance with NI 43-101. See "Cautionary Note to United States Investors". Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources have a high degree of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category.

Mine Planning

Pit Limits

MMTS has produced a series of LG pit shell optimizations for the Courageous Lake deposit using the resource model provided by RMI. The pit optimizations use mining, processing, tailing management, general and administrative (G&A) costs, and process metal recoveries. The processing cost includes a gold plant to produce doré on site. Only measured and indicated resource classes are used in the pit optimization.

Cut-off Grade is determined using an estimated Net Smelter Return (NSR) in CDN$/t, which is calculated using Net Smelter Prices (NSP). The NSR (net of offsite refining charges and onsite mill recovery) is used as a cut-off item for break-even economic material selection. The NSP includes metal prices, US$ exchange rate, off-site transportation, and refining charges. The metal price used is US$1,244 per ounce and resultant NSP is CDN$41.98 per gram.

The ultimate economic pit limit for the 2012 CL PFS Report is selected using the Base Case price described above. Typically a time discounted value analysis would be used on a project with a 15- to 20-year mine life to maximize the NPV and IRR. However, when this is done, deeper ore grade material is discounted more heavily and often the pit size is decreased. Even though a discounted value analysis could possibly improve the financial results of this prefeasibility-level study by limiting the mining to shallower ore, the discounted method was not chosen. Instead the larger, less economic, pit limit has been selected as a basis for this study to maximize the mineable resource in anticipation that future exploration will upgrade the inferred material internal in the pit, to a measured or indicated resource. Future studies will consider a time discounted economic pit analysis after the inferred material has been drilled.

The in-situ LG pit delineated resource summarized in the table below uses a NSR cut-off grade of CDN$20.10 per tonne but does not include any mining dilution or mining loss.

Measured and Indicated LG Pit Resources

In situ Pit Resources (Million tonnes)	Au (g/t)	Mine Rock (Million tonnes)	Strip Ratio
86	2.35	935	10.8

The total in-situ metal contained in the chosen LG ultimate pit is estimated to be 6.5 Moz of gold. The mineral resources in the Table above are inclusive of mineral reserves.

Mining Operations

Mining operations, methods, and equipment would be typical of open-pit mining in northern Canada. The Courageous Lake Project would be a large-capacity operation that utilizes large-scale equipment for the major operating areas in order to generate high productivities, and reduce unit and overall mining costs. The maximum size of the large mining equipment would be constrained by the maximum loads, which can be delivered along the winter road.

Dilution and mining loss estimates consider the selective mining method required to efficiently extract the narrow near vertical lenses that characterize the Courageous Lake mineralized zones. Proven and Probable Reserves are estimated using diluted whole block grades with additional mining dilution and loss varying by the number of block model resource contact edges with waste blocks.

The grade of dilution material is derived from blocks in the model that are just below the specified cut-off grade. Internal dilution contained in the block model accounts for the rest of the expected mining dilution.

Estimated proven and probable reserves are stated in the table below. The mineral reserves in the Table below are included in measured and indicated mineral resources stated elsewhere in this prospectus.

Proven and Probable Reserves

Class	Ore (Million Tonnes)	Au (g/t)	Contained Metal (Million Ounces)
Proven	12.3	2.41	0.96
Probable	78.8	2.17	5.50

Mineral Processing

Seabridge has conducted five major metallurgical testing programs since 2003. The comminution consists of primary crushing by gyratory crusher, secondary crushing by cone crusher, and tertiary crushing by HPGR followed by ball mill grinding. The flowsheet proposed for the Courageous Lake Project includes HPGR/grinding comminution, conventional flotation, flotation concentrate pressure oxidation, cyanidation, and gold recovery/refining circuits.

The proposed process plant would process 17,500 tonnes per day of mineralization. The plant would be operated 365 days per year at an availability of 92%. Estimated average metallurgical performance according to the test results and the proposed mining plan are for gold recovery of 89.4%.

Project Capital Costs

The initial capital cost estimate for the project is estimated at US$1.52 billion, broken down as follows:

Description	US$000	US$000
Direct Costs
Overall Site	59,745
Open Pit Mining	96,701
Crushing and Stockpiles	83,238
Grinding and Flotation	135,039
Pressure Oxidation	88,660
Thickening, Neutralization and Cyanide Leaching	38,940
Gold ADR Circuit, Cyanide Handling and Electrowinning	14,833
Reagents and Consumables	23,536
Tailing Management Facility	53,422
Water Treatment Plant	8,774
Site Services and Utilities	34,352
Ancillary Buildings	66,839
Airstrip and Loading/Unloading Facilities	10,676
Plant Mobile Equipment	190,739
Temporary Services	10,791
Electrical Power Supply	217,319
Yellowknife and Edmonton Facilities	17,227
Sub-total Direct Costs		965,490
Indirect Costs
Indirects	315,187
Owner's Costs	55,059
Contingency	186,703
Indirects Subtotal		556,949
Total Capital Cost		1,522,439

All currencies in this section are expressed in US dollars. Costs in this estimate have been converted using a fixed currency exchange rate based on the Bank of Canada three-year average of CDN$1.00 to US$0.98 (base case). The expected accuracy range of the capital cost estimate is +25%/-15%. This capital cost estimate includes only initial capital, which is defined as all capital expenditures that are required up until the start of gold doré production. This estimate is prepared with a base date of Q2 2012 and does not include any escalation past this date.

Project Operating Costs

The operating costs for the Courageous Lake Project, as shown in the table below, were estimated at US$47.35/tonne of ore processed. The estimate was based on an average annual process rate of 6,387,500 tonnes ore milled at a gold grade of 2.20 g/t, including dilution.

	Annual Costs (US$000)	US$/tonne Milled
Mine	167,620	26.24
Mill	100,420	15.72
G & A	22,300	3.49
Surface Services	12,100	1.90
Tailing Handling	Included in sustaining cost

Total	302,440	47.35

The operating costs are defined as the direct operating costs including mining, processing, surface service, and G&A. The power is estimated to be US$0.18/kWh. The cost estimates in this section are based on budget prices in Q1/Q2 2012 or based on information from the databases of the consulting firms involved in the cost estimates. When required, costs in this report have been converted using a three-year average currency exchange rate of CDN$1.00 to US$0.98. All costs are reflected in 2012 US dollars. The expected accuracy range of the operating cost estimate is +25%/-15%.

Economic Evaluation

The economic evaluation of the Courageous Lake Project, incorporating all the relevant capital, operating, working, sustaining costs, and royalties (2% NSR), was based on a pre-tax financial model which was also used to present a post-tax financial model. The revenues projected in the cash flow model were based on the average metal production values indicated in following table.

	Years 1 to 5	Life of Mine
Total Tonnes to Mill (000s)	29,433	91,126
Annual Tonnes to Mill (000s)	5,887	6,075
Average Grades
Gold (g/t)	2.170	2.205
Total Production
Gold (000s oz)	1,836	5,777
Average Annual Production
Gold (000s oz)	367	385

The gold price used for the base case is US$1,384.00/oz using the three-year trailing average (as of July 3, 2012). Two additional metal price scenarios were also developed using the spot metal price on July 3, 2012 (including the closing exchange rate of that day), and using an alternate gold price of US$1,925/oz. For the 15-year mine life and 91 million tonne inventory, the following pre-tax financial parameters were calculated using the base case gold price, the spot price case and the alternate case.

Summary of the Pre-Tax Economic Evaluation

	Unit	Base Case	Spot Price Case	Alternate Case
Metal Price
Gold	US$/oz	1,384.00	1,617.50	1,925.00
Exchange Rate	US:CDN	0.9803	0.9877	0.9877
Pre-Tax Economic Results
NPV (at 0%)*	US$ M	1,507	2,785	4,519
NPV (at 5%)	US$ M	303	1,054	2,080
IRR	%	7.3	12.5	18.7
Payback	Years	11.2	7.4	4.0
Cash Cost/oz Au	US$/oz	780	789	796
Total Cost/oz Au	US$/oz	1,123	1,134	1,141

* undiscounted cash flow

The post-tax economic evaluation also includes income and mining taxes. It was prepared using corporate income tax rates of 15% for federal and 11.5% for Northwest Territories, after permitted deductions. The Northwest Territories mining tax is based on the value of the output of the mine during the fiscal year. The royalty is equal to the lesser of 13% of the value of mine output and the amount calculated based on graduated rates. All exploration and development and capital expenditures for fixed asset purchases are accumulated and may be amortized 100% against the value of the mine output. The mining tax is deductible for federal and provincial income tax purposes.

For the 15-year mine life and 91 million tonne inventory, the following post-tax financial parameters were calculated using the base case gold price, the spot price case and the alternate case.

Summary of the Post-Tax Economic Evaluation

	Unit	Base Case	Spot Price Case	Alternate Case
Metal Price
Gold	US$/oz	1,384.00	1,617.50	1,925.00
Exchange Rate	US:Cdn	0.9803	0.9877	0.9877
Post-Tax Economic Results
NPV (at 0%)*	US$ M	1,037	1,865	2,973
NPV (at 5%)	US$ M	92	611	1,285
IRR	%	5.8	10.1	15.3
Payback	Years	11.4	8.1	4.2

Sensitivity Analysis

Sensitivity analyses were carried out on the gold price, exchange rate, initial capital expenditure and on-site operating costs.

The analyses are presented graphically in the 2012 CL PFS Report as financial outcomes in terms of NPV and IRR. Both the Courageous Lake Project NPV and IRR are most sensitive to gold price and exchange rate followed by operating costs, with initial capital having the least impact.

Project Opportunities

The 2012 CL PFS Report recommended the investigation of a few opportunities for the Courageous Lake Project. One is that there are hydropower options for the Courageous Lake Project's power supply that could significantly reduce the requirement for diesel fuel at the site. A prefeasibility level assessment is anticipated to be completed, at which time the applicability of this option will be better understood and feasibility level studies will be considered. A second arises because access to the Courageous Lake Project by winter ice road is limited to less than three months per year. It is during this period that almost all of the project's supplies are transported to site. The Tibbitt to Contwoyto Winter Road Joint Venture investigated extending the winter road seasonal use by at least another month with a 150 km extension from the permanent road access at Tibbitt Lake to Lockhart camp. While this would result in some reduction in both operating and capital costs for Courageous Lake, an all-season access road from the Bathhurst Inlet would provide considerably more benefit to Courageous Lake economics. Site access improvements would significantly reduce on-site storage requirements, especially fuel oil and reagents such as lime.

More Recent Exploration

Exploration activities at Courageous Lake are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge. The following information regarding 2012 and 2013 exploration at the Courageous Lake Project was prepared by or under the supervision of Mr. Threlkeld, a qualified person for the purposes of NI 43-101.

In 2012, an $8.5 million exploration program at Courageous Lake was in part dedicated to the discovery of one or more gold deposits along Seabridge's 52-kilometer-long Matthews Lake Greenstone Belt. A number of targets had been identified over the previous seasons and these were evaluated with an airborne geophysical survey and by core drilling. A new deposit was discovered at the Walsh Lake target and additional drilling was completed in 2013 with goal of preparing a resource estimate.

The Walsh Lake discovery is about 10 kilometers south of the FAT deposit. The north part of this target area is connected by a road network between the FAT deposit and the historical Tundra Gold Mine that was abandoned in 1999. Walsh Lake consists of a series of structural zones part of which are on strike with deposits exploited in the Tundra Mine.

In March, 2014, the Company announced an estimate of inferred mineral resources for the Walsh Lake deposit of 4.62 million tonnes grading 3.24 g/T (482,000 ounces of gold). The NI 43-101 compliant resource estimate was prepared by RMI, under the supervision of Michael Lechner, who is independent of Seabridge and a Qualified Person as defined by NI 43-101. The Walsh Lake model is based on 53 diamond core holes, totaling 17,450 meters, spaced at approximately 50 meters.

The resource estimate is constrained within a conceptual pit limit based on a gold price of US$1300 per ounce, gold recovery of 90% and a pit slope of 50 degrees. The pit constrained resource was tabulated using a 0.60 gram per tonne gold cutoff grade. The cutoff grade was calculated using mining and processing costs of CDN$2.00 and CDN$20.00 per tonne, respectively in addition to the aforementioned gold price and gold recovery parameters. Block gold grades were estimated using a multiple pass inverse distance weighting interpolation procedure. Manually constructed mineral zone wireframes were used in conjunction with a gold probability model to constrain the estimate of block grades. High-grade outlier gold assay grades were capped prior to compositing the assay data to 3m lengths. A portion of the estimated blocks were classified as inferred resources using mineralized continuity that was established by probabilistic interpolation methods. It is RMI's opinion that the new resource model is globally unbiased and locally reflects the grade of nearby drill hole composites.

Metallurgical testing on material from the Walsh Lake deposit which yielded gold extractions ranging from 93.8% to 95.0% in 48 hours of leach time from conventional, direct cyanidation.

The Walsh Lake resource provides the potential to add mine life and contribute higher grade material during the early years of the Courageous Lake Project. The Walsh Lake resource grade is about 50% higher than the project's reserve grade, is near surface and close in to the proposed processing site. Walsh Lake gold also exhibits high recoveries using simple, conventional technologies.

The Company is now refining parameters to aid in drill testing the greenstone belt for more satellite deposits. The belt has numerous targets with gold at surface.

MANAGEMENT

The names and municipalities of residence of the directors and officers of the Company, the positions held by them with the Company, their principal occupations for the past five years and their shareholdings in the Company as of November 20, 2014 are as follows:

Name, Municipality of Residence and Position	Principal occupation or employment and, if not a previously elected director, occupation during the past five years	Previous Service as a Director/Officer	Number of Common Shares beneficially owned, or controlled or directed, directly or indirectly(5)
A. Frederick Banfield (3), (4) Tucson, Arizona, USA Director	Chairman, Mintec Inc., a consulting and software company providing services to the mining industry, since 1970.	Since October 1999	245,000

Douglass "Scott" Barr(2), (3), (4) Centennial, Colorado, USA Director	Executive, Value Assurance, Newmont Mining Corporation since Dec. 2011, Technical Advisor to, and previously Executive VP and COO of, Golden Star Resources Ltd., since 2008. With Newmont Mining Corporation from 1995 to 2008, finishing as VP – Technical Strategy and Development	Since June 2011	Nil

Name, Municipality of Residence and Position	Principal occupation or employment and, if not a previously elected director, occupation during the past five years	Previous Service as a Director/Officer	Number of Common Shares beneficially owned, or controlled or directed, directly or indirectly(5)
Thomas C. Dawson (1), (3) Toronto, Ontario, Canada Director	Retired as Senior Audit and Accounting Partner, Deloitte & Touche LLP in 1999.	Since January 2006	46,800 directly 16,000 indirectly

Rudi P. Fronk Toronto, Ontario, Canada Chief Executive Officer and Chairman	Chief Executive Officer and Chairman, Seabridge Gold Inc.	Since October 1999	900,000 directly 30,000 indirectly

Eliseo Gonzalez-Urien (2), (3), (4) Ashland, Oregon, USA Director	Senior Technical Advisor, Seabridge Gold Inc. since 2003. Retired as Senior Vice President, Placer Dome Inc. in 2001.	Since January 2006	69,765

Richard C. Kraus (1), (3) Greenwood Village, Colorado, USA Director	Executive Chairman of The RMH Group, Inc. since 2001.	Since December 2013	2,000

Jay S. Layman Breckenridge, Colorado, USA Director, President and Chief Operating Officer	President and Chief Operating Officer, Seabridge Gold since June 2012; Executive Vice President and Chief Operating Officer, March 2011 to June 2012; Independent Consultant (President of Tactical and Strategic Advisory Services LLC), August 2010 to February 2011; and Vice President Solutions and Innovation, Newmont Mining Company from May 2007 to August 2010.	Since June 2012	2,741

John Sabine(1)(3) Ontario, Canada Director	Counsel, Bennett Jones LLP from February 2013 to present; Counsel, Fraser Milner Casgrain LLP from November, 2001 to February 2013.	Since June 2014	7,000 directly 13,000 indirectly

William E. Threlkeld Morrison, Colorado, USA Senior Vice President, Exploration	Senior Vice President, Exploration, Seabridge Gold Inc. since 2001.	N/A	240,000

Peter Williams Aurora, Colorado, USA Senior Vice President, Technical Services	Senior Vice President, Technical Services, Seabridge Gold Inc. since July, 2013 and Group Executive, Mine Engineering, Newmont Mining Corporation from July 2008 to June, 2013	N/A	25,750

Christopher J. Reynolds Oakville, Ontario, Canada Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer, Seabridge Gold Inc. since May 2011; Director of Paramount Gold and Silver Corp., since December 2009; and October 2007 – April 2011 Vice President Finance and Chief Financial Officer, Norsemont Mining Inc.	N/A	12,500

R. Brent Murphy Yellowknife, NWT, Canada Vice President, Environmental Affairs	Vice President, Environmental Affairs, Seabridge Gold Inc. since December 2010 and Manager, Environmental Affairs to Seabridge Gold Inc. from March 2008 to December 2010.	N/A	15,990 (directly) 2,550 (indirectly)

Name, Municipality of Residence and Position	Principal occupation or employment and, if not a previously elected director, occupation during the past five years	Previous Service as a Director/Officer	Number of Common Shares beneficially owned, or controlled or directed, directly or indirectly(5)
C. Bruce Scott West Vancouver, BC, Canada Vice President, Corporate Affairs and Corporate Secretary	Vice President, Corporate Affairs and Corporate Secretary, Seabridge Gold Inc. since 2012; President of CBCS Law Corporation, counsel to the Company; and Partner, DuMoulin Black LLP from January 1998 to December 2011	N/A	7,100 (directly) 14,400 (indirectly)

Gloria M. Trujillo Toronto, Ontario, Canada Assistant Secretary	Assistant Corporate Secretary, Seabridge Gold Inc. since 2003 and Manager of Administration and Webmaster, Seabridge Gold Inc., since 2000.	N/A	23,700
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee
(3)	Member of the Corporate Governance and Nominating Committee
(4)	Member of the Technical Committee
(5)	Common Shares beneficially owned, controlled or directed, directly or indirectly, as at July 24, 2014, based upon information furnished to the Company by individual directors and officers. Unless otherwise indicated, such Common Shares are held directly.

RISK FACTORS

Investing in the Common Shares is speculative and involves a high degree of risk due to the nature of the Company's business and the present stage of exploration and development of its mineral properties. The following list of risk factors, as well as risks currently unknown to the Company, could materially adversely affect the Company's future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause investors to lose part or all of their investment. The risk factors summarized below are presented in greater detail in the AIF. Before deciding to invest in any Common Shares, investors should carefully consider the risks included herein and incorporated by reference in this Prospectus and those described in any Prospectus Supplement.

Risks Related to the Company and its Industry

•	The Company has a history of net losses and negative cash flows from operations. It expects the losses and negative cash flows to continue for the foreseeable future.

•	The Company's ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its ability to sell property interests, enter into joint ventures or obtain suitable financing.

•	The Company has reserves at its KSM Project and its Courageous Lake Project but they may not be brought into production.

•	The figures for the Company's resources and reserves are estimates based on interpretation and assumptions and the properties may yield less mineral production under actual conditions than is currently estimated.

•	Actual capital costs, operating costs, production and economic returns may differ significantly from those Seabridge has anticipated. There are no assurances future development activities by Seabridge, if any, will lead to a favourable feasibility study or profitable mining operations.

•	Seabridge has no history of commercially producing precious metals from its mineral exploration properties and there can be no assurance that it will successfully establish mining operations or profitably produce precious metals.

•	Changes in the market price of gold, copper and other metals, which in the past have fluctuated widely, affect the potential profitability of the Company's projects.

•	The Company may be adversely affected by future fluctuations of foreign exchange rates.

•	The Company's activities and proposed business are inherently dangerous and contain significant uninsured risks that could negatively impact the Company.

•	The Company is subject to substantial government regulatory requirements, which could cause a restriction or suspension of the Company's operations.

•	The Company is subject to substantial environmental/regulatory requirements which could cause a restriction or suspension of the Company's operations. These requirements must be met for the Company to receive regulatory approval of its proposed mining operations.

•	Title to the Company's mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

•	There is uncertainty related to unsettled First Nations' rights and title and settled Treaty Nation's rights in British Columbia and the Northwest Territories and this may create delays in project approval or interruptions in project progress. These risks may have increased after the Supreme Court of Canada decision of June 26, 2014 in Tsilhqot'in Nation v. British Columbia.

•	High metal prices in recent years have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

•	Increased competition could adversely affect the Company's ability to acquire suitable properties for mineral exploration in the future.

•	The Company has a dependence upon key management employees, the absence of which would have a negative effect on the Company's operations.

•	Certain of the Company's directors and officers serve in similar positions with other natural resource companies, which put them in conflict of interest positions from time to time.

Risks Related to the Common Shares

•	The market for the Common Shares has been subject to volume and price volatility which could negatively affect a shareholder's ability to buy or sell the Common Shares.

•	The Common Shares are publicly traded and are subject to various factors that have historically made the Common Share price volatile.

•	The Company has never declared or paid any dividends on the Common Shares.

•	Shareholders' interests may be diluted in the future.

•	The Company could be deemed a passive foreign investment company which could have negative consequences for U.S. investors.

CONSOLIDATED CAPITALIZATION

As of the date of this Prospectus, there have been no material changes in the share and loan capital of the Company, on a consolidated basis, since September 30, 2014, the date of the Company's most recently filed interim consolidated financial statements. The Common Shares issued since March 31, 2014 are as set out under "Prior Sales".

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds of any offering of Common Shares under a Prospectus Supplement will be used for general corporate purposes, including the funding of future exploration and development work on the Company's two material assets, the KSM Project and the Courageous Lake Project, and negative cash flows from operations. The Company incurred negative cash flows from operations for the year ended December 31, 2013 and for the nine month period ended September 30, 2014, and anticipates it will incur negative cash flows from operations in future periods. More detailed information regarding the use of proceeds from a sale of Common Shares will be included in the applicable Prospectus Supplement.

All expenses relating to an offering of Common Shares and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company's general funds, unless otherwise stated in the applicable Prospectus Supplement.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

The Company is authorized to issue an unlimited number of Common Shares without par value and an unlimited number of Preferred shares, issuable in series. As of November 25, 2014, 48,386,376 Common Shares were issued and outstanding and no Preferred shares were issued and outstanding.

Common Shares

The holders of the Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company, and each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of the Common Shares, subject to the prior rights, if any, of the holders of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company. The Common Shares carry no pre-emptive or conversion rights.

Preferred Shares

The directors of the Company are authorized to create series of Preferred shares in such number and having such rights and restrictions with respect to dividends, rights of redemption, conversion or repurchase and voting rights as may be determined by the directors, and such Preferred shares shall have priority over the Common Shares with respect to the property and assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

Options

As of the date of this Prospectus, there were options outstanding to purchase 3,640,000 Common Shares at exercise prices ranging from $8.00 to $30.42 with expiry dates ranging from December 20, 2015 to June 24, 2019.

The Company has a Stock Option Plan that was approved by the Company's shareholders on June 18, 2008 and subsequently amended, with shareholder approval of amendments on June 18, 2009, June 29, 2011 and June 24, 2014. Options may be granted to directors, officers and employees of the Company as well as persons or corporations engaged to provide services to the Company (or any entity controlled by the Company) and any individuals employed by such persons or corporations. At November 25, 2014, there are 4,623,300 Common Shares reserved for issuance under the Stock Option Plan, representing approximately 9.6% of the Company's issued and outstanding shares on such date. The exercise price for options granted under the Stock Option Plan must be not less than the closing market price on the day preceding the date of grant of the options and the maximum term of options granted is five years.

Options to purchase 200,000 common shares granted to certain directors and senior officers vest upon the Company entering into an agreement to complete a significant transaction involving one or both of its KSM Project or Courageous Lake Project or involving the acquisition of a majority interest in the Company.

Options to purchase 1,275,000 common shares granted to certain directors and senior officers vest upon the earlier of completion of a joint venture transaction on the KSM Project or Courageous Lake Project or other transformative transaction for the Company or receipt of approval of the EA/EIS by federal and provincial regulators.

For further details on the terms of the Company's Stock Option Plan, see the Company's Management Proxy Circular dated May 1, 2014 incorporated herein by reference. See "Documents Incorporated by Reference".

Restricted Share Units

The Corporation's Board of Directors (the "Board") has adopted a Restricted Share Unit Plan (the "RSU Plan"), which was approved by the shareholders of the Corporation in June, 2014. Administration of the RSU Plan is under the sole discretion of the Board. Under the terms of the RSU Plan, the Board may grant restricted share units ("RSUs") to eligible participants. Each RSU represents the right to receive one common share for no additional consideration in accordance with the terms of the RSU Plan. RSU will vest based on the achievement of corporate objectives or after specified periods of time have elapsed as determined by the Board at the time of grant. The expiry date of each (unvested) RSU granted under the RSU Plan will be determined by the Board at its discretion at the time of each grant.

As of the date of this Prospectus, the Company has an aggregate of 135,000 RSU's outstanding, which RSUs will vest based on the achievement of certain specified corporate objectives as described in the Company's management proxy circular dated May 1, 2014, which is incorporated by reference herein. See "Documents Incorporated by Reference".

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and executive officers of the Company, the only persons who beneficially own, or control or direct, directly or indirectly, 10% or more of the issued and outstanding Common Shares are as follows:

Name of Shareholder	Type of Ownership	Number of Common Shares		Percentage of Common Shares
FCMI Financial Corporation(1)	Direct and Indirect	6,306,957	(1)	13.0%
Van Eck Associates Corporation	Direct (but not beneficial)	5,313,338	(2)	11.0%

(1)	At November 11, 2014, based on an Early Warning Report filed by Pan Atlantic Bank and Trust Limited on SEDAR (www.sedar.com). This figure includes FCMI Financial Corporation and persons acting jointly or in concert with it, including Albert D. Friedberg and members of his immediate family, Pan Atlantic Bank and Trust Limited, and The Buckingham Charitable Foundation. FCMI Financial Corporation, a company controlled by Albert D. Friedberg and members of his immediate family, owns 555,000 Common Shares. Its affiliate, Pan Atlantic Bank and Trust Limited, owns 5,429,432 Common Shares. Albert D. Friedberg, his spouse and their foundations own 322,525 Common Shares.
(3)	At September 30, 2014, based on an Alternative Monthly Report filed by Van Eck Associates Corporation on SEDAR (www.sedar.com).

TRADING PRICE AND VOLUME

The Common Shares are listed on the TSX under the symbol "SEA" and the NYSE under the symbol "SA". The following table sets forth, for the 12 month period prior to the date of this Prospectus, details of the trading prices and volume (rounded up or down to the nearest one hundred) on a monthly basis of the Common Shares on the TSX and NYSE, respectively:

	Toronto Stock Exchange			NYSE
Period	Volume	High (CDN$)	Low (CDN$)	Volume	High (US$)	Low (US$)
2013
November	739,338	9.80	7.09	10,492,194	9.43	6.69
December	633,479	8.24	7.09	10,069,830	7.75	6.65
2014
January	935,847	9.89	7.97	11,125,400	8.93	7.42
February	638,895	10.62	8.70	10,307,430	9.60	7.83
March	639,657	11.16	7.78	14,877,189	10.13	7.02
April	525,125	9.45	7.74	8,639,164	8.59	7.04
May	210,474	9.39	7.38	5,759,556	8.49	6.79
June	614,381	10.55	7.38	10,299,862	9.83	6.76
July	1,159,323	10.23	8.57	10,493,320	9.56	7.98
August	921,951	12.74	9.99	15,017,345	11.64	9.10
September	834,250	12.38	8.62	14,980,041	11.34	7.82
October	919,591	10.80	7.02	15,112,116	9.61	6.21
November 1 – 25	834,255	9.47	6.74	10,863,169	8.40	5.92

On November 25, 2014, the closing prices of the Common Shares on the TSX and NYSE were CDN$9.47 and US$8.40 per Common Share, respectively.

PRIOR SALES

The following table sets forth, for the 12-month period prior to the date of this Prospectus, details of the Common Shares and securities convertible or exercisable into Common Shares which have been issued or are to be issued by the Company:

Date of Issue	Type of Security	Number of Securities	Issue or Exercise Price per Security	Nature of Issue
July 30, 2014	Common Shares	55,000	CDN$9.13 (Deemed Issue Price)	Vesting and Conversion of Restricted Share Units
July 28, 2014	Common Shares	45,000	CDN$9.22 (Deemed Issue Price)	Vesting and Conversion of Restricted Share Units
July 22, 2014	Flow-Through Common Shares	1,150,000	CDN$12.00 (Issue Price)	Private Placement
July 18, 2014	Common Shares	55,000	$7.78 (Deemed Issue Price)	Property Related Agreement
June 24, 2014	Options	50,000	CDN$9.72 (Exercise Price)	Granted By Board
March 24, 2014	Options	700,000	CDN$10.36 (Exercise Price)	Granted By Board
December 19, 2013	Restricted Share Units	235,000	Deemed Issue Price determined as of the date of vesting	Granted By Board
December 19, 2013	Options	50,000	CDN$8.00 (Issue Price)	Granted By Board
December 10, 2013	Common Shares	1,500,000	CDN$11.17 (Issue Price)	Private Placement

DIVIDEND POLICY

The Company has not paid any dividends since incorporation. Payment of dividends in the future is dependent upon the earnings and financial condition of the Company and other factors which the directors may deem appropriate at the time.

PLAN OF DISTRIBUTION

The Company may sell the Common Shares to or through underwriters or dealers, and also may sell Common Shares to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Common Shares and the proceeds to the Company from the sale of the Common Shares. Only those underwriters, dealers or agents named in a Prospectus Supplement will be the underwriters, dealers or agents in connection with the Common Shares offered thereby.

The Common Shares may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions deemed to be "at the market distributions" as defined in Canadian National Instrument 44-102—Shelf Distributions, including sales made directly on the TSX, the NYSE or other existing markets for the Common Shares. Additionally, this Prospectus and any Prospectus Supplement may also cover the initial resale of the Common Shares purchased pursuant thereto.

The prices at which the Common Shares may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Common Shares to which a Prospectus Supplement pertains, the underwriters have made a bona fide effort to sell all of the Common Shares at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Common Shares is less than the gross proceeds paid by the underwriters to the Company.

In connection with the sale of Common Shares, underwriters may receive compensation from the Company or from purchasers of the Common Shares from whom they may act as agents in the form of discounts, concessions or commissions. Any such commissions will be paid out of the Company's general funds. Underwriters, dealers and agents that participate in the distribution of Common Shares may be deemed to be underwriters and any discounts or commissions received by them from the Company and any profit on the resale of Common Shares by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

Underwriters, dealers and agents who participate in the distribution of the Common Shares may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business. In connection with any underwritten offering of Common Shares, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Common Shares, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to investors of acquiring, holding and disposing of Common Shares.

The applicable Prospectus Supplement will also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), if applicable.

LEGAL MATTERS

Certain legal matters in connection with the Common Shares offered hereby will be passed upon on behalf of the Company by DuMoulin Black LLP, with respect to Canadian legal matters, and by Carter Ledyard & Milburn LLP, with respect to United States legal matters. As at the date hereof, the partners and associates of each of DuMoulin Black LLP and Carter Ledyard & Milburn LLP each, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company's auditors are KPMG LLP, Chartered Professional Accountants, of Suite 4600, 333 Bay Street, Toronto, Ontario, Canada. KPMG LLP has reported that it is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and are independent accountants under all relevant US professional and regulatory standards.

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal office at 100 University Ave., 9th Floor, Toronto, Ontario, Canada M5J 2Y1 and co-transfer points at 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 and Computershare Trust Company, N.A., at 350 Indiana Street, Suite 800, Golden, Colorado, USA 80401.

INTEREST OF EXPERTS

The following are the names of each person or company who has prepared or certified a statement, report or opinion relating to the Company's mineral properties described or included in this Prospectus, including in a document incorporated by reference in this Prospectus, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company.

With respect to the 2012 KSM PFS Report, the following experts are named and their responsibilities are as follows:

•	Tetra Tech, under the direction of John Huang (metallurgical testing review, mineral processing and process operating cost and overall report preparation), Sabry Abdel Hafez (financial analysis) and Hassan Ghaffari (site infrastructure layouts, tunnel conveyor, rope conveyor, tailing delivery, reclaim pumping and piping systems, and associated capital costs)
•	Moose Mountain Technical Services under the direction of Jim Gray (open pit mining operations, mine capital and mine operating costs)
•	W.N. Brazier Associates Inc. under the direction of W.N. Brazier (power supply, energy recovery plants and associated costs)
•	ERM Consultants Canada Ltd. under the direction of Pierre Pelletier (environment and permitting)
•	Klohn Crippen Berger Ltd. under the direction of Graham Parkinson (water diversion and seepage collection ponds, tailings dam, water treatment dam and related capital, operating and closure costs)
•	Allnorth Consultants Ltd. under the direction of Mr. Darby Kreitz (storage dam and tailings starter dam construction cost estimates)
•	Resource Modeling Inc. under the direction of Michael Lechner (mineral resources)
•	McElhanney Consulting Services Ltd. under the direction of Robert Parolin (main and temporary access roads and associated costs)
•	BGC Engineering Inc. under the direction of Warren Newcomen (rock mechanics and mining pit slopes)
•	Tetra Tech EBA Inc. under the direction of Kevin Jones (winter access roads and associated costs)
•	Golder Associates Ltd. under the direction of Ross Hammett (block caving assessments and associated costs)
•	Stantec Consulting Ltd. under the direction of Tony Wachmann (tunnel design, construction procedures and costs)

With respect to the 2012 CL PFS Report, the following experts are named and their responsibilities are identified:

•	Tetra Tech, under the direction of Dr. John Huang (overall report preparation, metallurgical testing review, mineral processing, infrastructures (excluding power supply and airstrip), operating costs (excluding mining operating costs), capital cost estimate and project development plan) and Dr. Sabry Abdel Hafez (financial evaluation)
•	Moose Mountain Technical Services under the direction of Jim Gray (mining, mine capital and mine operating costs)
•	W.N. Brazier Associates Inc. under the direction of W.N. Brazier (power generation)
•	ERM Consultants Canada Ltd. under the direction of Pierre Pelletier (environmental matters)
•	Golder Associates Ltd. under the direction of Albert Victor Chance (open pit slope stability)

•	Tetra Tech EBA Inc. under the direction of Nigel Goldup (tailings, surface water management and waste rock storage facilities, and surficial geology) and Kevin Jones (airstrip upgrade)
•	SRK Consulting (Canada) Inc., under the direction of Stephen Day (metal leaching and acid rock drainage)
•	Resource Modeling Inc. under the direction of Michael Lechner (mineral resources)

Each of the persons referenced above is a qualified person as such term is defined in NI 43-101.

To Seabridge's knowledge, none of the companies, firms or persons identified above received or will receive a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and firms beneficially own, directly or indirectly, in the aggregate in relation to each such company or firm, less than one percent of the securities of the Company.

None of the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or firms is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of an associate or affiliate of the Company

William Threlkeld, the Senior Vice President, Exploration of the Company and a Registered Professional Geologist, is named as having prepared or supervised the preparation of technical information in respect of exploration programs of the Company at both of the KSM and Courageous Lake projects. Mr. Threlkeld owns 240,000 Common Shares of the Company, options to purchase 185,000 Common Shares at various prices and restricted share units entitling him to 15,000 Common Shares upon certain milestones.

DOCUMENTS INCORPORATED BY REFERENCE

Under the multi-jurisdictional disclosure system adopted by Canada and the United States, information has been incorporated by reference in this Prospectus from documents filed by the Company with securities commissions or similar authorities in British Columbia, Alberta and Ontario (the "Commissions") and filed with or furnished to the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of Seabridge at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292 and are also available electronically on SEDAR, which can be accessed electronically at www.sedar.com, and on EDGAR, which can be accessed electronically at www.sec.gov.

The following documents are specifically incorporated by reference into, and form an integral part of, this Prospectus:

a.	management proxy circular dated May 1, 2014 prepared in connection with Seabridge's annual meeting of shareholders held on June 24, 2014;

b.	material change report dated September 29, 2014 and filed on SEDAR on September 29, 2014 announcing receipt of early stage construction permits for the KSM Project;

c.	material change report dated September 16, 2014 and filed on SEDAR on September 15, 2014 announcing the results of the first three holes drilled at the Deep Kerr Zone in the Company's 2014 exploration program;

d.	material change report dated September 3, 2014 and filed on SEDAR on September 3, 2014 announcing a major new gold/copper discovery below the Iron Cap deposit;

e.	material change report dated August 1, 2014 and filed on SEDAR on August 1, 2014 announcing the Company's application for a British Columbia Environmental Assessment Certificate had received final approval;

f.	material change report dated June 25, 2014 and filed on SEDAR on June 25, 2014 announcing the election of John W. Sabine as an independent director;

g.	material change report dated June 25, 2014 and filed on SEDAR on June 25, 2014 announcing a bought deal private placement of up to 1,150,000 flow-through common shares of the Company at a price of $12.00 per share for gross proceeds of up to $13.8 million;

h.	material change report dated June 23, 2014 and filed on SEDAR on June 23, 2014 announcing that the Company had entered into an agreement with the Gitanyow Wilps represented by the Gitanyow Hereditary Chiefs Office in respect of the KSM Project;

i.	material change report dated June 17, 2014 and filed on SEDAR on June 17, 2014 announcing that the Company had entered into a comprehensive benefits agreement with the Nisga'a Nation in respect of the KSM Project;

j.	material change report dated February 18, 2014 and filed on SEDAR on February 20, 2014 announcing a resource estimate in respect of the Deep Kerr zone;

k.	annual audited consolidated financial statements of Seabridge as at December 31, 2013 and 2012 and for each of the years in the two-year period ended December 31, 2013, together with the notes thereto and the auditors' report thereon and the Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting dated March 24, 2014 on the effectiveness of the Company's internal control over financial reporting as of December 31, 2013;

l.	management's discussion and analysis of financial condition and results of operation of Seabridge for the year ended December 31, 2013;

m.	revised annual information form of Seabridge, dated November 26, 2014, for the year ended December 31, 2013; and

n.	unaudited interim condensed consolidated financial statements of Seabridge as at September 30, 2014 and for the nine months ended September 30, 2014, together with the notes thereto and related management's discussion and analysis.

Any material change reports (excluding confidential material change reports), any interim and annual consolidated financial statements and related management's discussion and analysis, information circulars (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein), any business acquisition reports, and any other disclosure documents required to be filed pursuant to an undertaking to a provincial or territorial securities regulatory authority, or any other any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 that are filed by the Company with various securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference in this Prospectus. In addition, to the extent indicated in any Report on Form 6-K furnished to the SEC or in any Report on Form 20-F or Form 40-F filed with the SEC after the date of this Prospectus and prior to the termination of this offering, any information included therein shall be deemed to be incorporated by reference in this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

Upon a new annual information form and the related annual financial statements and the accompanying management's discussion and analysis being filed by the Company with, and, where required, accepted by, the applicable Commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and the accompanying management's discussion and analysis and all quarterly financial statements, material change reports, any business acquisition reports and information circulars filed prior to the commencement of the Company's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of securities hereunder.

Upon each new filing of interim financial statements and related management's discussion and analysis filed with the Commissions during the currency of this Prospectus, the previous interim financial statements and management's discussion and analysis filed prior to the commencement of the then current interim period will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Common Shares hereunder.

Upon a new information circular in respect of an annual meeting of shareholders being filed by the Company with the Commissions during the currency of this Prospectus, any previously-filed information circulars will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Common Shares hereunder.

A Prospectus Supplement containing the specific terms of an offering of Common Shares will be delivered to prospective purchasers of such Common Shares together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the Common Shares covered by that Prospectus Supplement.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of Seabridge Gold Inc., at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292.

ADDITIONAL INFORMATION

Seabridge has filed with the SEC a registration statement on Form F-10 relating to the Common Shares. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information.

Seabridge is subject to the information requirements of the U.S. Securities Exchange Act of 1934 (the "U.S. Exchange Act") and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

You may read any document that the Company has filed with the SEC at the SEC's public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access their website at www.sec.gov for further information about the public reference room. You may read and download some of the documents the Company has filed with the SEC's EDGAR system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents referred to under the heading "Documents Incorporated by Reference"; (ii) the consent of KPMG LLP; (iii) the consents of the geologists, engineers and other experts named herein; (iv) the consent of DuMoulin Black LLP; and (v) the powers of attorney from certain directors and officers of Seabridge.

GLOSSARY OF TECHNICAL TERMS

The following is a glossary of certain mining terms used in this Prospectus:

cut-off grade – The lowest grade of mineralized material that qualifies as a resource in a deposit. In other words, material of the lowest assay that is included in a resource estimate.

feasibility study – A definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government for mine operation. This study must include a definitive financial analysis of the mineral project taking into consideration all relevant factors, which will establish the presence of a mineral reserve and the details of its economic viability.

grade – The metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

indicated resource - That part of a resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred resource - That part of a resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

measured resource - That part of a resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

net smelter return royalty/ NSR Royalty – A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

pre-feasibility study or preliminary feasibility study – A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing had been determined. This study must include a financial analysis based on reasonable assumptions of technical engineering, operating and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

reserve - The economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

resource or mineral resource - A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a resource are known, estimated or interpreted from specific geological evidence and knowledge. Resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Each of the following individuals and company is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada and each has appointed the agent listed below for service of process in Canada:

Name of Person or Company	Name and Address of Agent

A. Frederick Banfield, a director of the Company	Seabridge Gold Inc., 106 Front Street East, Suite 400, Toronto, Ontario, M5A 1E1

Douglass "Scott" Barr, a director of the Company	Seabridge Gold Inc., 106 Front Street East, Suite 400, Toronto, Ontario, M5A 1E1

Eliseo Gonzalez-Urien, a director of the Company	Seabridge Gold Inc., 106 Front Street East, Suite 400, Toronto, Ontario, M5A 1E1

Richard Kraus, a director of the Company	Seabridge Gold Inc., 106 Front Street East, Suite 400, Toronto, Ontario, M5A 1E1

Jay S. Layman, President, Chief Operating Officer and a director of the Company	Seabridge Gold Inc., 106 Front Street East, Suite 400, Toronto, Ontario, M5A 1E1

William E. Threlkeld, Senior Vice President, Exploration of the Company	Seabridge Gold Inc., 106 Front Street East, Suite 400, Toronto, Ontario, M5A 1E1

Michael J. Lechner, an author of the 2012 CL PFS Report and 2012 KSM PFS Report	Seabridge Gold Inc., 106 Front Street East, Suite 400, Toronto, Ontario, M5A 1E1

Resource Modeling Inc., an author of the 2012 CL PFS Report and 2012 KSM PFS Report under the direction of Michael J. Lechner	Seabridge Gold Inc., 106 Front Street East, Suite 400, Toronto, Ontario, M5A 1E1

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, or resides outside of Canada, even if the party has appointed an agent for service of process.

ENFORCEABILITY OF CIVIL LIABILITIES

Seabridge is a company organized and existing under the Canada Business Corporations Act and its principal place of business is in Canada. Many of the Company's directors and officers, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Company's assets, are located outside the United States. Seabridge has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company's civil liability and the civil liability of the Company's directors, officers and experts under the United States federal securities laws or the securities or "blue sky" laws of any state within the United States. The Company's Canadian counsel, DuMoulin Black LLP, advised the Company that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. However, DuMoulin Black LLP also advised the Company that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

Seabridge has filed with the SEC, concurrently with the filing of the registration statement of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, Seabridge has appointed Corporation Service Company, New York, New York as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC or any civil suit or action brought against or involving the Company in a United States federal court or state court arising out of or related to or concerning the offering of the securities under this Prospectus and any Prospectus Supplement.

EXEMPTION

Pursuant to an application made under Part 19 of National Instrument 41-101 General Prospectus Requirements ("NI 41-101"), the Company is asking for exemptive relief from section 2.3 of NI 41-101 in order to allow the Company to file a final prospectus more than 90 days after the receipt for the preliminary short form base shelf prospectus. The relief will be evidenced by the receipt for this Prospectus.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price of damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF SEABRIDGE GOLD INC.

Dated: November 26, 2014

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta and Ontario.

(Signed) Rudi P. Fronk Chief Executive Officer	(Signed) Christopher J. Reynolds Chief Financial Officer

On behalf of the Board of Directors

(Signed) Thomas C. Dawson Director	(Signed) John W. Sabine Director